07027130

RECEIVED OCT 04 2007

1 October, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary

PROCESSED
OCT 17 2007
THOMSON FINANCIAL



Billabong International Limited
ABN 17 084 923 946
1 Billabong Place
Burleigh Heads QLD 4220
Australia
PO Box 283
Burleigh Heads QLD 4220
Australia
Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 3Y – Change of Director's Interest Notice: D. O'Neill	24/9/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: P. Naude	24/9/2007	ASX
Appendix 3B – Issue of 11,494	24/9/2007	ASX
Form 484 – Change to Company Details (Issue of shares)	24/9/2007	ASIC
Shareholder Mailout, AGM and AR material	24/9/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: A. McDonald	19/9/2007	ASX

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 September 2007
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 522,572 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **1,081,240 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	

+ See chapter 19 for defined terms.

Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	469,049 (ANZ Nominees Limited) 522,572 (Derek O'Neill) 65,000 (Derek O'Neill – performance hurdles have been met and these shares vested with Mr O'Neill on 17 September 2007). 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **1,081,240 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Vesting of 65,000 shares awarded under the Billabong Executive Performance share Plan as approved by shareholders on 22 October 2004.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	24 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 September 2007 – sale of shares 17 September 2007 – vesting of shares
No. of securities held prior to change	1,856,179 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **2,008,592 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	N/A
Number disposed	100,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,532,590
No. of securities held after change	1,756,179 (Paul Naude) 65,000 (Paul Naude – performance hurdles have been met and these shares vested with Mr Naude on 17 September 2007) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **1,908,592 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of 100,000 shares; and Vesting of 65,000 shares awarded under the Billabong Executive Performance Share Plan as approved by shareholders on 22 October 2004.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,494
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,501 @ $7.99 per share 5,993 @ $13.69 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,432,717	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NIL (Balance Expired Unexercised)	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		5,147	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		11,588	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 24 September 2007

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 04 2007
WASH, D.C.
182

24 September 2007

Australian Securities & Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

RE: CHANGE TO COMPANY DETAILS - FORM 484

Please find attached Form 484 "Change to Company Details" for the issue of 11,494 shares.

Yours faithfully
BILLABONG INTERNATIONAL LTD

Lesley Skipp
Executive Administrator



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BILLABONG INTERNATIONAL LIMITED

ACN/ABN: 084 923 946

Corporate key: 93697036

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: MARIA MANNING

ASIC registered agent number (if applicable):

Telephone number: 07 5589 9805

Postal address: PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: MARIA MANNING

Capacity

- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 24/09/07
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	5,501	$7.99	NIL
ORD	5,993	$13.69	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 4 / 0 9 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,432,717	$316,130,126	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

2 4 / 0 9 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fergus Allan McDonald
Date of last notice	30/8/2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of the Trustee Lawnsong Pty Ltd (Lawnsong Super Fund a/c) and beneficiary of the superannuation fund.
Date of change	19 September 2007
No. of securities held prior to change	122,500 4,000 (Director of Trustee Company) **126,500 Total Relevant Interest**
Class	Fully paid ordinary listed shares
Number acquired	2,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,960.00
No. of securities held after change	122,500 6,000 (Director of Trustee Company) **128,500 Total Relevant Interest**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9800

STOCK EXCHANGE ANNOUNCEMENT

24 September 2007

AGM documents despatched to shareholders

The following documents will be despatched to shareholders today:

- Chairman's Letter
- AGM location map
- Notice of Meeting
- Explanatory Memorandum
- Proxy Form
- Shareholder Review
- Full Financial Report

Maria Manning
Company Secretary

- ENDS -



24 September 2007

Billabong International Limited
1 Billabong Place
Burleigh Heads
QLD 4220 Australia

PO Box 283
Burleigh Heads
QLD 4220 Australia
Tel +61 7 5589 9899
Fax +61 7 5589 9654

ABN 17 084 923 946
www.billabongbiz.com

Dear Shareholder

On behalf of the Board, I am pleased to invite you to the 2007 Annual General Meeting of Billabong International Limited.

The meeting will commence at 10.00am on Friday, 26 October 2007 and will be held in the Surfers Paradise I & II rooms at Conrad Jupiters, Broadbeach Island, Broadbeach, Queensland.

A Notice of Meeting, Explanatory Memorandum and Proxy Form are enclosed with this invitation. These documents, together with Billabong International Limited's 2007 Full Financial Report and Shareholder Review, are available on the Billabong corporate website (www.billabongbiz.com). In accordance with recent legislative changes, only those shareholders who have elected to receive a Full Financial Report or Shareholder Review will receive a copy by mail.

If you are attending the meeting, please bring this letter with you to assist us to process your registration efficiently. If you are unable to attend, you may appoint a proxy to vote for you at the meeting by completing the attached Proxy Form. If you intend to appoint a proxy, please return the completed proxy form in accordance with the directions on the form by 10.00am on Wednesday, 24 October 2007.

Your Directors look forward to seeing you at this meeting.

Yours sincerely

Ted Kunkel
Chairman

PLEASE BRING THIS LETTER TO THE ANNUAL GENERAL MEETING FOR REGISTRATION

AGM REGISTRATION

The Annual General Meeting of Billabong International Limited is to be held on Friday, 26 October 2007 at 10.00am in the Surfers Paradise I & II rooms at Conrad Jupiters, Broadbeach Island, Broadbeach, with registration commencing at 9.00am.

BILLABONG 2007 ANNUAL GENERAL MEETING

The Billabong International Limited 2007 Annual General Meeting will be held in
the Surfers Paradise rooms I & II at Conrad Jupiters
Broadbeach Island, Broadbeach, Qld
Friday, 26 October 2007 at 10:00am



CONRAD JUPITERS –
HOTEL FLOOR PLAN, CASINO LEVEL
MAIN CASINO LEVEL
DOWNSTAIRS JUPITERS THEATRE
(TAKE ESCALATOR TO UPPER LVEL CASINO)
LIFTS
STAIRCASE
HOTEL LIFTS
FOYER
MAIN ENTRANCE
NEWSAGENCY
LA COCO
OUTDOOR POOL AREA
FOOD FANTASY
SPINNERS CAFE
NORTH ATRIUM EXIT
MONORAIL & WALKWAY TO GCCEC
SOUTH ATRIUM EXIT
ATRIUM BAR
PARADISE GIFTS
CAR PARK LIFTS
THE PRINCE ALBERT ENGLISH PUB
STAIRS DOWN TO BANK TELLER & CARPARK
ESCALATOR TO LOBBY LEVEL
CONCIERGE & TOUR DESK
BOOMGATES
JUPITERS CONVENTION TERRACE
ZEN CHINESE CUISINE
SOUTHPORT III
SOUTHPORT II
SOUTHPORT I
GOLD COAST
SURFERS PARADISE III
BROADBEACH
COOLANGATTA
GALLERY
1. EVENT SERVICES MANAGER
2. EVENT SERVICES ADMIN
PAVILION TERRACE
PAVILION LAWNS
PAVILION MARQUEE
TENNIS COURT
CARPARK
CONRAD JUPITERS
Feel the Rhythm

Parking is available on site at Conrad Jupiters.

Billabong International Limited
ABN 17 084 923 946

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of shareholders of Billabong International Limited will be held at Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, Queensland at 10.00 a.m. on Friday 26 October 2007.

ORDINARY BUSINESS

Financial Report and Directors' and Audit Reports

1. To receive and consider the Financial Report, including the Directors' Declaration, for the year ended 30 June 2007 and the related Directors' Report and Audit Report.

Re-election of Directors

2. Mr. Ted Kunkel retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers himself for re-election.

3. Mr. Allan McDonald retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers himself for re-election.

Remuneration Report

4. That the Remuneration Report for the year ended 30 June 2007 be adopted.
(Note: the vote on this resolution is advisory only and does not bind the Directors or the Company).

SPECIAL BUSINESS

Award of Shares to Executive Directors under the Executive Performance Share Plan

5. That the award of up to 56,363 fully paid ordinary shares, for no consideration, to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2008 be approved for the purpose of ASX Listing Rule 10.14.

Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on resolution 5 by Mr. O'Neill and Mr. Naude and any associate of Mr. O'Neill or Mr. Naude. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. That the award of up to 48,745 fully paid ordinary shares, for no consideration, to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2008 be approved for the purpose of ASX Listing Rule 10.14.

Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on resolution 6 by Mr. Naude and Mr. O'Neill and any associate of Mr. Naude or Mr. O'Neill. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board
Maria Manning
Company Secretary

Proxies

If you are unable to attend and vote at the meeting and wish to appoint a person who is attending as your proxy, please complete the enclosed form of proxy. This form must be received by the Company or the Company's share registry, Computershare Investor Services Pty Ltd, by 10.00 a.m. on Wednesday 24 October 2007.

The completed form of proxy may be:

- Mailed to the Company at PO Box 283, Burleigh Heads, Queensland, 4220;
  Faxed to the Company at +61 7 5589 9654; or
  E-mailed to secretary@billabong.com.au; or

- Mailed to the Company's share registry, Computershare Investor Services Pty Ltd, at Level 19, CPA Building, 307 Queen Street, Brisbane, Queensland, 4000; or
  Faxed to Computershare Investor Services Pty Ltd on + 61 7 3237 2152.

Further details in respect of the resolutions to be put to the meeting are set out in the accompanying Explanatory Memorandum.

The time for the purposes of determining voting entitlements pursuant to regulation 7.11.37 of the Corporations Regulations will be 7.00 p.m. (Brisbane time) on Wednesday 24 October 2007.

Billabong International Limited
ABN 17 084 923 946

EXPLANATORY MEMORANDUM

RESOLUTION 1 - FINANCIAL REPORT AND DIRECTORS' AND AUDIT REPORTS

As required by section 317 of the *Corporations Act*, the Financial Statements for the financial year ended 30 June 2007 together with the statement and report by the directors and the report by the auditor will be laid before the meeting. Shareholders will be provided with the opportunity to ask questions about the reports and the management of the Company. However there will be no formal resolution put to the meeting in relation to this matter.

RESOLUTIONS 2 AND 3 - RE-ELECTION OF DIRECTORS

Mr. Ted Kunkel retires by rotation in accordance with Article 6.3 of the Company's Constitution. Mr. Kunkel has been a Non-Executive Director of the Company since 19 February 2001. Being eligible, Mr. Kunkel offers himself for re-election.

Mr. Allan McDonald retires by rotation in accordance with Article 6.3 of the Company's Constitution. Mr. McDonald has been a Non-Executive Director of the Company since 4 July 2000. Being eligible, Mr. McDonald offers himself for re-election.

The Board (in each case, in the absence of the relevant Director) unanimously recommends that shareholders vote in favour of the re-election of Mr. Kunkel and Mr. McDonald.

RESOLUTION 4 - REMUNERATION REPORT

Section 250R of the *Corporations Act* requires that the Company's shareholders vote on whether or not the Remuneration Report should be adopted. This vote is ***advisory only*** and the outcome will not be binding on the Board.

The Remuneration Report is set out on pages 9 to 19 of the Directors' Report in the Company's Full Financial Report 2007. The report:

- explains the Company's remuneration reward framework for its senior managers;
- discusses how the remuneration reward framework aligns reward with achievement of strategic and financial objectives and creation of value for shareholders;
- sets out remuneration details for each Director and for the Company's senior management team;
- provides details on all equity instruments provided as remuneration to each Director of the Company and its senior managers; and
- details major provisions of service agreements between the Company and the senior management team.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution 4.

RESOLUTIONS 5 AND 6 – AWARD OF SHARES TO EXECUTIVE DIRECTORS UNDER THE EXECUTIVE PERFORMANCE SHARE PLAN

The establishment of the Billabong International Limited Executive Performance Share Plan was approved by shareholders at the Company's Annual General Meeting on 22 October 2004. The Plan is designed to provide an incentive for executives to achieve above average performance over the medium term in the Company's businesses. Under the Plan, Directors of the Company are able to make an award of fully paid ordinary shares in the Company to selected Billabong executives. The shares remain in the possession of the trustee of the Plan pursuant to the provisions of the Billabong Executive Performance Share Plan Trust Deeds and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved.

As advised to shareholders at previous Annual General Meetings the Directors expect to make annual awards of performance shares under the Plan to the Executive Directors. Any performance shares issued to Executive Directors requires approval of shareholders under ASX Listing Rule 10.14 including shares issued under the Plan.

EXPLANATORY MEMORANDUM

This year the Directors have decided to separate the issue of performance shares into two tranches. This is a change from last year. The reasons are twofold:

Firstly, the quantum of absolute compound growth required for vesting to occur has increased significantly with Billabong's overall growth in recent years. The new range of 10% to 15% compound EPS growth for tranche 1 recognises this higher hurdle. Secondly, tranche 2 has been created to reward superior performance.

The Board proposes to make an award of performance shares to each of Mr. Derek O'Neill, the Chief Executive Officer of the Company and Mr. Paul Naude, the General Manager, Billabong North America. It is proposed that the relevant performance shares be issued within three months of shareholder approval and in any event no later than 12 months after the date of the AGM.

The performance shares will be issued in two tranches to each of Mr. O'Neill and Mr. Naude. The following criteria will apply to each tranche:

Tranche 1:

a) if annual compound earnings per share ("EPS") growth is less than 10% no performance shares will vest;

b) if annual compound EPS growth is equal to 10%, 50% of the shares awarded will vest. If annual compound EPS growth is greater than 10% but less than 12.5%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 60%;

c) if annual compound EPS growth is equal to 12.5%, 60% of the shares awarded will vest. If annual compound EPS growth is greater than 12.5% but less than 15%, the proportion of performance shares vesting will be increased on a pro-rata basis between 60% and 100%; and

d) if annual compound EPS growth is equal to or greater than 15%, 100% of the shares awarded will vest.

Tranche 2:

a) if annual compound EPS growth is less than or equal to 15% no performance shares will vest;

b) if the annual compound EPS growth is greater than 15% but less than or equal to 17.5%, the proportion of performance shares vesting will be increased on a pro-rata basis up to 100%; and

c) if the annual compound EPS growth is equal to or greater than 17.5%, 100% of the performance shares awarded will vest.

Tranche 2 as identified above is intended to reward superior performance against the performance criteria. The performance criteria for both tranches apply to Billabong's EPS growth for the three financial years from 1 July 2007 to 30 June 2010 compared to the financial year ended 30 June 2007.

The number of performance shares available to each of Mr. O'Neill and Mr. Naude are as follows:

Mr. O'Neill:
Tranche 1: 46,970 shares
Tranche 2: 9,393 shares

Mr. Naude:
Tranche 1: 40,621 shares
Tranche 2: 8,124 shares

A summary of the major provisions of the rules of the Executive Performance Share Plan can be viewed on the Company's website *www.billabongbiz.com*.

Each of the Non-Executive Directors of the Company recommends that shareholders vote in favour of these resolutions.

Pursuant to ASX Listing Rule 10.15.5 the Company will disregard any votes cast on resolution 5 by Mr. O'Neill and Mr. Naude and any associate of Mr. O'Neill or Mr. Naude and will disregard any votes cast on resolution 6 by Mr. Naude and Mr. O'Neill and any associate of Mr. Naude or Mr. O'Neill.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction of the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Billabong International Limited
ABN 17 084 923 946

TO LODGE A PROXY FORM:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Facsimile 61 7 3237 2152

FOR ALL ENQUIRIES CALL:
(within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000

FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 10.00 AM, WEDNESDAY, 24 OCTOBER 2007

YOUR ANNUAL REPORT IS AVAILABLE ONLINE. SIMPLY VISIT:
www.billabongbiz.com

☑ **Access your annual report**
☑ **Review and update your securityholding**

YOUR SECURE ONLINE ACCESS INFORMATION

SRN/HIN:

POST CODE:

! FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

HOW TO COMPLETE THIS PROXY FORM *Please read these notes prior to completion of the voting form.*

VOTES ON ITEMS OF BUSINESS

Voting 100% of your holding. You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Voting a portion of your holding. You may indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. The sum of the votes cast on each item or the percentages for and against an item must not exceed your voting entitlement or 100%.

A proxy need not be a securityholder of the Company.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the proportion or number of votes each proxy may exercise, otherwise each proxy may exercise half of the votes. Fractions of votes will be disregarded. A separate Proxy Form should be used for each proxy. You can obtain additional forms by telephoning the company's share registry or you may copy this form. If you lodge two proxies please lodge both forms together.

SIGNING INSTRUCTIONS

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained by telephoning the company's share registry or at www.computershare.com.

LODGEMENT OF A PROXY FORM.This Form (and any Power of Attorney under which it is signed) must be received at an address given above no later than 48 hours before the commencement of the meeting at 10.00 am, Friday, 26 October 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

PROXY FORM

PLEASE MARK X TO INDICATE YOUR DIRECTIONS

STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF

I/We being a member/s of Billabong International Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______ **Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).**

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Billabong International Limited to be held at Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, Queensland on Friday, 26 October 2007 at 10.00 am and at any adjournment of that meeting.

STEP 2 ITEMS OF BUSINESS

PLEASE NOTE: If you mark the **Abstain** box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Ordinary Business	For	Against	Abstain
2. Re-election of Mr. Ted Kunkel as a Director	☐	☐	☐
3. Re-election of Mr. Allan McDonald as a Director	☐	☐	☐
4. Adoption of Remuneration Report	☐	☐	☐
Special Business			
5. Award of Shares to Mr. Derek O'Neill under the Executive Performance Share Plan	☐	☐	☐
6. Award of Shares to Mr. Paul Naude under the Executive Performance Share Plan	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

☐ **Change of name and/or address.** If your name and/or address is incorrect, please mark this box and make the correction on this form. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes. *Please note, you cannot change ownership of your securities using this form.*



Billabong 06/07
SHARE-
HOLDER
REVIEW
BILLABONG INTERNATIONAL LIMITED AB 084 923 946





nixon





Contents


Chad
Bartie



Welcome to the first Billabong International Limited annual Shareholder Review – a non-statutory document replacing the Concise Annual Report and designed to give a basic overview of the Group's business.

The introduction of the Shareholder Review is part of a wider initiative that follows recent changes to annual reporting legislation. These changes are designed to simplify the reporting process and encourage shareholders to move away from printed reports in favour of online viewing. This is expected to lead to some cost savings for the Company, while also benefiting the environment and ensuring shareholders have timely access to relevant information. I encourage shareholders to take advantage of the online facility as the default option for delivery of future reports. I also refer shareholders seeking a fuller understanding of the Company's performance to visit the corporate website (www.billabongbiz.com) and inspect the Full Financial Report and related annual results presentations.

The 2006-07 financial year was another strong reporting period for Billabong International. In constant currency terms, Group sales lifted 24.1% (or 20.1% in reported terms), net profit after tax was up 19.2% (or 14.6% in reported terms) and earnings per share were up 19.2% (or 14.7% in reported terms). The difference between the constant currency growth and reported growth can be principally attributed to the appreciation of the Australian dollar against the United States dollar and its resultant effect on profit translation. This adversely impacted the reported numbers and masked the strength of the underlying business performance.

To provide a broader perspective on the ongoing consistency of the Group's performance, it is worthwhile benchmarking Billabong International's EPS growth since its first full-year result as a public company. Of the companies in the S&P/ASX 200 index since 30 June 2001, just four have delivered reported basic EPS growth of 12.5% or more each year. Billabong International is one of that select group of companies. Such an achievement is commendable and warrants consideration in any assessment of the Group's long-term performance.

2006-07 was a year in which sustainability, both environmentally and socially, reached a new level of awareness. It is therefore pleasing to report that Billabong International continued to improve in these areas. At a social level, the Group maintained the rollout of the SA8000 international labour rights program throughout its global supply chain. While a cost to the Group, this has led to measurable improvements in third-party workplaces of suppliers and remains an ongoing initiative. At an environment level, the Group focused on a range of micro-level improvements such as recycling and the extension of organic product ranges. Additionally, the Group put in place the structure for the measurement and reporting of climate change data such as greenhouse gas emissions.

Finally, I congratulate the Group's staff worldwide for their flair, passion and ongoing commitment to innovation to ensure Billabong International and each of its brands remain global leaders in the boardsports segment.

Ted Kunkel

Chairman


Flow

CEO's report

The 2006-07 financial year was another great period for Billabong International Limited. It was a year in which demand for each of the Group's brands was extremely healthy and momentum continued to build, particularly in the independent specialty retail channel. The Group's established brands remained global leaders in the boardsports sector, while the ongoing integration of the Nixon business delivered excellent results in its first full year in the Group. Overall, Billabong International registered a strong year of growth, maintaining its delivery of a record annual profit each year since listing on the Australian Securities Exchange.

The Group's results for the 12 months to 30 June 2007 contained a number of highlights. Net profit after tax of $167.2 million was up 19.2% in constant currency terms. The stronger performance was evident in all key regions, with sales in Europe surging 32.2% in constant currency terms, the Americas 22.3% and Australasia 21.5%. The strong increases, which translated into 24.1% growth in Group sales on a constant currency basis, showed the growing global demand for the Group's brands. This demand was evident in both established territories and new markets. The full-year result also contained a number of taxation benefits. While some of these benefits were one off, the Group has undertaken considerable work in relation to intra-group royalties and this will lead to enduring benefits.

2006-07 was also a year in which the Group made further investment into Asia to support future growth. This resulted in some pleasing sales increases, particularly in the second half, and showed the Group's ability to expand into Asia with a profitable business model.

In addition to the strong organic growth of the business, there was growth through acquisitions. The most significant of these was the purchase of the Amazon surf retail chain in New Zealand. The Amazon business performed very well and lifted the profile of the Group's brands in the region. It also contributed to the growth of the Group's global retail presence to 159 stores, up from 110 in the prior year. Looking ahead, a strong balance sheet affords the Group the ability to remain opportunistic in relation to future acquisitions.

The Company ended the reporting period with excellent momentum and is well positioned to deliver on its constant currency earnings per share growth forecast of 15% for the 2007-08 financial year. The ongoing commitment to this level of consistent growth reflects Billabong International's confidence in building and maintaining a great portfolio of brands within each category in the boardsports segment.



Derek O'Neill
Chief Executive Officer

FINANCIAL *highlights*

NPAT
$167.2 MILLION

SALES REVENUE
$1.22 BILLION

EBITDA
$259.1 MILLION

EPS
^14.7%

ORDINARY FULLY FRANKED DIVIDEND 50.5 cents (FULL YEAR) ^14.8%

Billabong International Limited - Year ended 30th June	AIFRS* FY2006-07	AIFRS* FY 2005-06	AIFRS* FY 2004-05	AGAAP* FY 2003-04	AGAAP* FY 2002-03
Income Statement ($million)					
Third Party Sales	1,222.9	1,018.2	840.7	674.7	622.9
EBITDA	259.1	235.2	197.3	144.1	125.3
Depreciation	(21.4)	(14.4)	(8.7)	(8.1)	(6.7)
EBITA	237.7	220.8	188.7	136.0	118.6
Amortisation	(0.4)	(1.2)	(1.3)	(2.9)	(2.6)
EBIT	237.3	219.6	187.4	133.1	116.0
Net Interest Expense	(15.5)	(6.6)	(3.7)	(5.2)	(7.1)
Profit Before Income Tax	221.8	212.9	183.7	127.9	108.9
Income Tax Expense	(54.2)	(67.3)	(58.4)	(40.9)	(32.7)
Profit for the Year	167.6	145.7	125.2	87.0	76.2
Minority Interest	(0.4)	0.2	0.0	0.0	0.0
Profit Attributable to Members of Billabong International Limited	167.2	145.9	125.2	87.0	76.2
Basic Earnings per Share	81.2 cents	70.8 cents	61.0 cents	43.0 cents	38.1 cents
Dividend per Share	50.5 cents	44.0 cents	38.0 cents	26.5 cents	23.5 cents

* Historical Results of Billabong International Limited (BBG) as a listed entity on the Australian Securities Exchange. BBG listed on 11/8/2000.




CONSTANT CURRENCY
REPORTED
19.2% 14.6%
NPAT ($M)
CONSTANT CURRENCY
REPORTED
24.1% 20.1%
SALES REVENUE ($M)
CONSTANT CURRENCY
REPORTED
13.6% 10.1%
EBITDA ($M)
REPORTED
14.7%
EPS ($M)
BILLABONG INTERNATIONAL
CONSOLIDATED NPAT
$ MILLIONS
0
20
40
60
80
100
120
140
160
180
JUN 03
JUN 04
JUN 05
JUN 06
JUN 07
Silvana LIMA

Financial OVERVIEW

Profit after tax for the year ended 30 June 2007 was $167.2 million, an increase of 19.2% in constant currency terms (14.6% in reported terms) over the 2005-06 year (the prior year), demonstrating continued solid growth by the Billabong Group. Profit translation was impacted by a strong appreciation in the AUD against the USD.

Sales revenue of $1,222.9 million, excluding third party royalties, represented an increase of 24.1% in constant currency terms (20.1% in reported terms) over the prior year. At a segment level, in constant currency terms, sales revenue in Australasia increased 21.5%, the Americas increased 22.3% and Europe increased 32.2% over the prior year.

Consolidated gross margins remained strong at 53.3% and in line with the prior year's 53.2%.

EBITDA increased to $259.1 million, an increase of 13.6% in constant currency terms (10.1% in reported terms) over the prior year. Both Europe and the Americas segments were highlights, with EBITDA growth, in constant currency terms, of 42.8% and 19.7% respectively.

The consolidated EBITDA margin of 21.2% decreased compared to that of the prior year of 23.1%, principally driven by changes in the relative mix of geographical reporting segment (Australasia, the Americas and Europe) earnings combined with the first half investment in new growth areas (the Asian territories of Singapore, Malaysia and Indonesia and the Amazon retail store chain in New Zealand) in the Australasian segment. This investment is expected to yield improved returns over time, as demonstrated by the second half EBITDA growth in the Australasian segment of 12.7% in constant currency terms.


nixon

Australasia

Compared with the prior year in constant currency terms, Australasian sales revenue was up 21.5% to $353.6 million and EBITDA was marginally down 0.9% to $93.2 million, principally driven by the first half investment in new growth areas as noted above, an increased foreign exchange impact on royalty income due to the strengthening AUD against the USD and some increases in product and freight costs. Consequently EBITDA margins were lower at 26.4% compared to 32.2% in the prior year. Excluding the foreign exchange impact on royalty income, EBITDA was up 2.5%.

In AUD terms, sales revenue in Australasia increased 19.8% to $353.6 million and EBITDA of $93.2 million was 1.8% lower than the prior year. Excluding the foreign exchange impact on royalty income, EBITDA was up 1.5%.

Sales revenues in local currencies were particularly strong with Japan increasing in excess of 25% and New Zealand increasing by over 130%, principally driven by the acquisition of the Amazon retail store chain in New Zealand.

The Americas

Compared with the prior year, sales revenue increased 22.3% to US$473.7 million (up from US$387.2 million), EBITDA rose 19.7% to US$87.7 million (up from US$73.3 million). EBITDA margins decreased slightly by 0.6% to 18.5% (19.1% in the prior year), largely due to a softer start to the summer season and the Group's overall business within the mall based Pacific Sunwear chain reducing as a percentage of Group sales in the Americas. While the Billabong brand had strong sales growth within Pacific Sunwear, sales of Element declined.

In AUD terms, sales revenue in the Americas increased 15.8% to $604.6 million and EBITDA of $111.9 million was 12.3% higher than the prior year.

Canada and owned operations in South America grew strongly, posting local currency sales revenue increases over the prior year of 44% and 37% respectively.

Europe

Compared with the prior year, sales revenue increased 32.2% to €158.8 million (up from €120.1 million), EBITDA rose 42.8% to €30.2 million (up from €21.1 million) and EBITDA margins lifted to 19.0% (up from 17.6%).

In AUD terms, sales revenue in Europe was $264.7 million, a 31.6% increase and EBITDA showed strong growth of 42.1% to $50.3 million. Spain, Italy and Germany all recorded strong double digit growth.

Europe's strong 2007 sales revenue and EBITDA result demonstrates continued significant improved business performance and positions the region well for further strong growth.

SALES REVENUE


EUROPE
€158.8 MILLION
The AMERICAS
US$473.7 MILLION
AUSTRALASIA
AU$353.6 MILLION


ANDYIRONS
JOELPARKINSON
TAJBURROW




KUSTOM




VONZIPPER.COM
JESSE "THE DEVIL"
STACHE SUNGLASS



SHAUNCANSDELL




TRILOGY
FERS. WETSUITS
Billabong
Kustom
billabong


garden of eden
element

BRAND highlights

KUSTOM


HONOLUA


Congratulations
billabong





Billabong.

A surf brand founded in Australia in 1973 and sold in more than 100 countries. Billabong remains the Group's flagship brand and accounts for approximately 60% of global revenue. The brand recorded double-digit sales growth in the year to 30 June 2007.



Element

A skate-inspired brand founded in the USA in 1992. Element has expanded its offer from a skate hardgoods brand to apparel and accessories. It is the Group's second largest brand and experienced good growth in the independent specialty retail channel in 2006-07.


VZ VONZIPPER

vonzipper

A music, art and fashion-inspired brand founded in the USA in 1999. Von Zipper has expanded its product offering from sunglasses and snow goggles to now include apparel and accessories. The brand had double-digit sales growth in 2006-07.


KUSTOM

KUSTOM

A surf-inspired footwear brand founded in Australia in 1999. Kustom has expanded into global markets, with its entry into Europe particularly well received. The brand recorded global sales growth in excess of 30% in 2006-07.

PALMERS SURF

A leading provider of surfboard wax and surf accessories and maintains a strong market share, particularly in its home country of Australia.



HONOLUA
SURF CO.

An apparel brand founded in 1997 and inspired by the iconic Hawaiian waterman. Honolua maintains a strong presence in its home state of Hawaii and the brand recorded double-digit sales growth in 2006-07.



nixon

PREMIUM ACCESSORIES

A boardsport-influenced premium watch and accessories brand founded in 1997. Nixon has expanded into apparel and has broadened its international distribution. The brand accounted for in excess of 5% of Group revenue in 2006-07.

retail

The Group's owned and operated retail presence lifted to 159 stores globally, up from 110 in the prior year. A further 43 stores were operated under license. The store growth through the year was concentrated on New Zealand, through the acquisition of the Amazon retail business, and Europe.

The Group's retail stores are operated under six branded concepts, in addition to a number of outlet stores. The branded concepts are:

Billabong

Premium youth inspired surf, skate and snow retailer located in iconic global destinations. Provides a showcase for the full range of Billabong products.

Element

Urban youth retail inspired by skate, art and the environment. Provides a full vertical range of Element hardware, apparel and accessories.

Beachworks

A premier multi-branded boardsport retailer founded in Southern California and now expanding in various international destinations, including Europe and Japan.

beachculture

A beach-inspired, airport-based retail concept located in key domestic and international terminals in Australia and New Zealand.

Honolua

A multi-branded surf retailer with a dominant presence in its home market of Hawaii.

Amazon

A multi-branded retailer with 19 stores. It is the largest surf retail chain in New Zealand.






HONOLUA SURF CO.




Billabong



board of DIRECTORS

TED KUNKEL

(Non-Executive Chairman)

Appointed Non-Executive Director on 19 February 2001. Appointed Non-Executive Chairman of the Board on 14 January 2005. Ted is also the Chairman of Billabong International's Nominations Committee and member of Human Resource and Remuneration and Audit Committees. Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies.

DEREK O'NEILL

(Executive Director)

Appointed Executive Director on 5 March 2002. Appointed Billabong's Chief Executive Officer effective 1 January 2003. Formerly General Manager of Billabong International's European operations from 1992 to 2003.

MARGARET JACKSON AC

(Non-Executive Director)

Appointed Non-Executive Director on 4 July 2000. Margaret is Chairman of Billabong International's Human Resource and Remuneration Committee and member of Nominations and Audit Committees. Other directorships include Chairman of Qantas Airways Limited, Chairman of FlexiGroup Limited and a director of Australia and New Zealand Banking Group Limited.

ALLAN MCDONALD

(Non-Executive Director)

Appointed Non-Executive Director on 4 July 2000. Allan is Chairman of Billabong International's Audit Committee and member of Nominations and Human Resource and Remuneration Committees. Other directorships include Babcock & Brown Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), Multiplex Limited, Multiplex Property Trust (Director of responsible entity, Multiplex Funds Management Limited) and Ross Human Directions Limited.

GORDON MERCHANT

(Non-Executive Director)

Appointed Non-Executive Director on 4 July 2000. Gordon is a member of Billabong International's Nominations, Human Resource and Remuneration and Audit Committees. He founded Billabong in 1973 and has been a major stakeholder in the business since its inception. Gordon is also a director of Plantic Technologies Limited.

PAUL NAUDE

(Executive Director)

Appointed Executive Director on 14 November 2002. Appointed President of Billabong International's North American operations in September 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973, with extensive experience in apparel brand management.

COLETTE PAULL

(Non-Executive Director)

Appointed Non-Executive Director on 4 July 2000. Colette is a member of Billabong International's Nominations, Human Resource and Remuneration and Audit Committees. She has been broadly involved in the development of Billabong's business since the 1970s and held the position of Company Secretary until 1 October 1999.

remuneration REPORT

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the key criteria for good reward governance practices. The criteria includes competitiveness and reasonableness, acceptability to shareholders, performance alignment of executive compensation, transparency and capital management.

A full remuneration report is available within the Full Financial Report on the Company's corporate website. It includes information on the principles used to determine appropriate remuneration, an overview of short and long-term performance plans and details of key executives' remuneration and employment contracts.


Joel
PARKINSON

	Short-term employee benefits			Post-employment benefits	Long-term benefits			
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
Executive Directors								
D. O'Neill *Chief Executive Officer*	969	860	3	13	---	5	547	2,397
P. Naude *General Manager Billabong North America*	876	893	18	4	---	5	541	2,337
Non-Executive Directors								
E.T. Kunkel *Chairman*	225	---	2	13	---	---	---	240
M.A. Jackson	100	---	2	9	---	---	---	111
F.A. McDonald	125	---	2	11	---	---	---	138
G.S. Merchant	100	---	2	9	---	---	---	111
C. Paull	100	---	2	9	---	---	---	111
G.M. Pemberton *	67	---	1	6	---	---	---	74
Other Key Management Personnel								
P. Casey ^	458	260	2	13	19	5	210	967
F. Fogliato ** ^	400	325	26	---	---	---	153	904
S. North ^	500	250	4	13	22	---	210	999
J. Schillereff ^	521	217	18	3	---	---	84	843
C. White ^	571	414	2	13	---	---	290	1,290

* From 1 July 2006 to 23 February 2007.
** Key management personnel from 1 July 2006.
^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.



Corporate Governance

Billabong International Limited is committed to achieving and demonstrating the highest standards of corporate governance. Your Directors are pleased to advise that substantial compliance with the recommendations of the Australian Securities Exchange (ASX) Corporate Governance Council has been achieved. For a full view of the Company's corporate governance initiatives please see the Full Financial Report on the Company's corporate website.

Composition and role of the Board

The Board comprises five Non-Executive Directors and two Executive Directors. Each is required to bring independent judgement to bear in all Board decision making. Directors are responsible to shareholders for the short term and long term performance of the Company. The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These Committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate.

All Non-Executive Directors are required to serve on all Board Committees and are chaired by a Non-Executive Director. Matters determined by Committees are submitted to the full Board as recommendations for decision and ratification. Minutes of Committee meetings are tabled at the immediately subsequent Board meeting.

Board Committees

Audit Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are detailed on the Company's corporate website and include overseeing the integrity and reliability of the Company's financial statements, reviewing audits, assessing ongoing legal and regulatory compliance, assessing risk management strategies and reviewing the performance and independence of auditors.


Chad
MUSKA

Nominations Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Board of Directors will be the Chairman of the Committee. The main functions of the Committee are detailed on the Company's corporate website and include the assessment of skills required on the Board, the composition of the Board, the identification of future Board candidates and the review of Board performance.

Human Resource and Remuneration Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are to assist the Board in establishing remuneration policies and practices which enable the Company to attract and retain Directors, assess and reward executives and comply with relevant regulations including the ASX Listing Rules and Corporations Act.

Code of conduct

The Company has adopted the Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct.

Continuous disclosure

The Company Secretary has been nominated as the person responsible for communication with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX.

Securities Trading Policy

The Company has a detailed securities trading policy which regulates dealings by Directors and employees in shares, options and other securities issued in the Company. A copy of this policy is available on our corporate website.

External auditors

PricewaterhouseCoopers were appointed as the external auditors in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years and, in accordance with that policy, a new audit engagement partner was introduced for the year ended 30 June 2007.

[illegible] and [illegible] social and environmental [illegible] the Company has a proud heritage in each of these disciplines and a shared understanding across our global operations of their contribution to the ongoing growth and success of the business.

At a social level, the C[illegible] performance of its third-party [illegible] which we would assess the [illegible] towards the implementation [illegible] the supply chain. Up to 30 [illegible] the Company [illegible] factory audits. Corrective [illegible] improvements and map the [illegible] factories. Follow-up audits are [illegible] and, ultimately, working [illegible]

At an environmental level, [illegible] continues to implement a range of in-house initiatives [illegible] initiatives include the extension [illegible] made from recycled plastic [illegible] and the development of [illegible]

Additionally, the Company [illegible] carbon emissions using the World Resources Institute (WRI) [illegible] Corporate Accounting and Reporting Standard [illegible] the Australian [illegible] Methods Workbook. The data [illegible] independently audited and reported on the Company's corporate website.

Further information on the Company's social and environmental initiatives are available on the corporate website.




HONOLUA
SURF·CO.


KUSTOM



DIRECTORS

Ted Kunkel, Non-Executive Chairman
Derek O'Neill, Chief Executive Officer
Margaret Jackson AC, Non-Executive Director
Allan McDonald, Non-Executive Director
Gordon Merchant, Non-Executive Director
Paul Naude, Executive Director
Colette Paull, Non-Executive Director

COMPANY SECRETARY

Maria Manning, B.Bus (Acc), CPA and FCIS

SENIOR MANAGEMENT

Derek O'Neill, Chief Executive Officer
Peter Casey, Group General Manager, Operations
Franco Fogliato, General Manager, Billabong Europe
Nilan Fonseka, General Manager, Billabong New Zealand
Chris James, General Manager, Billabong South East Asia
Chris Kypriotis, General Manager, Billabong South America
Paul Naude, General Manager, Billabong North America
Shannan North, General Manager, Billabong Australasia
Ietoshi Ueda, General Manager, Billabong Japan
Craig White, Chief Financial Officer

PRINCIPAL AND REGISTERED OFFICE

1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA
Telephone: +617 5589 9899 Facsimile: +617 5589 9800

POSTAL ADDRESS

PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA

INTERNET

www.billabongbiz.com

EMAIL

info@billabong.com.au

SHARE REGISTRY

Computershare Investor Services Pty Limited
GPO Box 523 BRISBANE QLD 4001
Telephone Australia: + 1 300 552 270
Telephone International: +617 9415 4000
Facsimile: +617 3237 2152
Email: web.queries@computershare.com.au

AUDITORS

PricewaterhouseCoopers:
Riverside Centre 123 Eagle St BRISBANE QLD 4000

SOLICITORS

Clayton Utz: 71 Eagle Street BRISBANE QLD 4000

BANKERS

Commonwealth Bank of Australia:
240 Queen Street BRISBANE QLD 4000
Westpac Banking Corporation:
260 Queen Street BRISBANE QLD 4000
Société Générale: 10 Eagle Street BRISBANE QLD 4000

STOCK EXCHANGE LISTING

Billabong International Limited shares are listed on the Australian Securities Exchange. The home branch is Brisbane. Ticker: BBG

ANNUAL GENERAL MEETING

The Annual General Meeting of Billabong International Limited will be held in the Surfers Paradise rooms I & II at Conrad Jupiters, Broadbeach Island, BROADBEACH, QLD, on Friday 26 October 2007 commencing at 10.00am. A formal Notice of Meeting and Proxy Form will be forwarded to all shareholders.


VZ vonzipper

group OPERATIONS CENTRES

Australia
GSM (OPERATIONS) PTY LTD
ACN 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

New Zealand
GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
53-55 Paul Matthews Drive
PO Box 302-500
North Harbour
AUCKLAND 1331 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

USA
BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

Canada
BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H45 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

France
GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

Hong Kong
GSM (CENTRAL SOURCING) PTY LTD
ACN 089 138 732
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok, Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

Japan
GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

Brazil
GSM BRASIL LTDA
Incorporated in Brazil
Rua Tenente Alberto Spicciati
200 Barra Funda CEP 01 140 130
Sao Paulo SP BRAZIL
PH: + 55 11 3618-8600
FAX: + 55 11 3618 8636

The Group also has owned operations in Peru, Chile, Indonesia, Malaysia and Singapore.



Billabong.

06/07 FULL FINANCIAL REPORT

BILLABONG INTERNATIONAL LIMITED ABN 17 084 [illegible] 46




nixon

CORPORATE DIRECTORY

DIRECTORS	**Ted Kunkel**, Non-Executive Chairman **Derek O'Neill**, Chief Executive Officer **Margaret Jackson** AC, Non-Executive Director **Allan McDonald**, Non-Executive Director **Gordon Merchant**, Non-Executive Director **Paul Naude**, Executive Director **Colette Paull**, Non-Executive Director
COMPANY SECRETARY	**Maria Manning**, B.Bus (Acc), CPA and FCIS
SENIOR MANAGEMENT	**Derek O'Neill**, Chief Executive Officer **Peter Casey**, Group General Manager, Operations **Franco Fogliato**, General Manager, Billabong Europe **Nilan Fonseka**, General Manager, Billabong New Zealand **Chris James**, General Manager, Billabong South East Asia **Chris Kypriotis**, General Manager, Billabong South America **Paul Naude**, General Manager, Billabong North America **Shannan North**, General Manager, Billabong Australasia **Ietoshi Ueda**, General Manager, Billabong Japan **Craig White**, Chief Financial Officer
PRINCIPAL AND REGISTERED OFFICE	1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA Telephone: +617 5589 9899 Facsimile: +617 5589 9800
POSTAL ADDRESS	PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA
INTERNET	www.billabongbiz.com
EMAIL	info@billabong.com.au
SHARE REGISTRY	Computershare Investor Services Pty Limited GPO Box 523 BRISBANE QLD 4001 Telephone Australia: + 1 300 552 270 Telephone International: +617 9415 4000 Facsimile: +617 3237 2152 Email: web.queries@computershare.com.au
AUDITORS	PricewaterhouseCoopers: Riverside Centre 123 Eagle St BRISBANE QLD 4000
SOLICITORS	Clayton Utz: 71 Eagle Street BRISBANE QLD 4000
BANKERS	Commonwealth Bank of Australia: 240 Queen Street BRISBANE QLD 4000 Westpac Banking Corporation: 260 Queen Street BRISBANE QLD 4000 Société Générale: 10 Eagle Street BRISBANE QLD 4000
STOCK EXCHANGE LISTING	Billabong International Limited shares are listed on the Australian Securities Exchange. The home branch is Brisbane. Ticker: BBG
ANNUAL GENERAL MEETING	The Annual General Meeting of Billabong International Limited will be held in the Surfers Paradise rooms I & II at Conrad Jupiters, Broadbeach Island, BROADBEACH, QLD, on Friday 26 October 2007 commencing at 10.00am. A formal Notice of Meeting and Proxy Form will be forwarded to all shareholders.

Billabong International Limited

ABN 17 084 923 946

Billabong. Element wind water fire earth. vonzipper. KUSTOM. PALMERS SURF. Honolua Surf HAWAII. nixon PREMIUM ACCESSORIES

Contents

:: FULL FINANCIAL REPORT 2006 - 07

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited (the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Directors

The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

G.M. Pemberton was a Director from the beginning of the financial year until his resignation on 23 February 2007.

Principal activities

During the year the principal continuing activities of the Group consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Group trademarks to specified regions of the world.

Dividends – Billabong International Limited

Dividends paid to members during the financial year were as follows:

	$'000
• Final ordinary fully franked dividend for the year ended 30 June 2006 of 23.5 cents per fully paid share paid on 17 October 2006	48,695
• Interim ordinary fully franked dividend for the year ended 30 June 2007 of 23.5 cents per fully paid share paid on 10 April 2007	48,740
	97,435

In addition to the above dividends, since the end of the financial year the Directors have recommended the payment of a final ordinary fully franked dividend of $56.0 million (27.0 cents per fully paid share) to be paid on 16 October 2007 out of retained profits at 30 June 2007.

Review of operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment	Segment revenues		Segment EBITDA*	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Australasia	353,628	295,162	93,223	94,923
Americas	604,567	521,946	111,948	99,655
Europe	264,716	201,119	50,310	35,399
Third party royalties	3,601	5,241	3,601	5,241
	1,226,512	1,023,468	259,082	235,218
Less: Net interest expense			(15,490)	(6,633)
Depreciation and amortisation			(21,778)	(15,640)
Profit from continuing operations before income tax expense			221,814	212,945
Income tax expense			(54,207)	(67,286)
Profit from continuing operations after income tax expense			167,607	145,659
Profit attributable to minority interest			(359)	230
Profit attributable to members of Billabong International Limited			167,248	145,889

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs). Consistent with the year ended 30 June 2006, corporate overhead costs have been allocated to each segment based on each segment's sales as a proportion of Group sales.

Review of operations (continued)
Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the year ended 30 June 2007 was $167.2 million, an increase of 19.2% in constant currency terms (14.6% in reported terms) over the 2005-06 year (the prior year), demonstrating continued solid growth by the Billabong Group. Profit translation was impacted by a strong appreciation in the AUD against the USD.

Sales revenue of $1,222.9 million, excluding third party royalties, represented an increase of 24.1% in constant currency terms (20.1% in reported terms) over the prior year. At a segment level, in constant currency terms, sales revenue in Australasia increased 21.5%, the Americas increased 22.3% and Europe increased 32.2% over the prior year.

Consolidated gross margins remained strong at 53.3% and in line with the prior year's 53.2%.

EBITDA increased to $259.1 million, an increase of 13.6% in constant currency terms (10.1% in reported terms) over the prior year. Both Europe and the Americas segments were highlights, with EBITDA growth, in constant currency terms, of 42.8% and 19.7% respectively.

The consolidated EBITDA margin of 21.2% decreased compared to that of the prior year of 23.1%, principally driven by changes in the relative mix of geographical reporting segment (Australasia, the Americas and Europe) earnings combined with the first half investment in new growth areas (the Asian territories of Singapore, Malaysia and Indonesia and the Amazon retail store chain in New Zealand) in the Australasian segment. This investment is expected to yield improved returns over time, as demonstrated by the second half EBITDA growth in the Australasian segment of 12.7% in constant currency terms.

Australasia
Compared with the prior year in constant currency terms, Australasian sales revenue was up 21.5% to $353.6 million and EBITDA was marginally down 0.9% to $93.2 million, principally driven by the first half investment in new growth areas as noted above, an increased foreign exchange impact on royalty income due to the strengthening AUD against the USD and some increases in product and freight costs. Consequently EBITDA margins were lower at 26.4% compared to 32.2% in the prior year. Excluding the foreign exchange impact on royalty income, EBITDA was up 2.5%.

In AUD terms, sales revenue in Australasia increased 19.8% to $353.6 million and EBITDA of $93.2 million was 1.8% lower than the prior year. Excluding the foreign exchange impact on royalty income, EBITDA was up 1.5%.

Sales revenues in local currencies were particularly strong with Japan increasing in excess of 25% and New Zealand increasing by over 130%, principally driven by the acquisition of the Amazon retail store chain in New Zealand.

Americas
Compared with the prior year, sales revenue increased 22.3% to US$473.7 million (up from US$387.2 million), EBITDA rose 19.7% to US$87.7 million (up from US$73.3 million). EBITDA margins decreased slightly by 0.6% to 18.5% (19.1% in the prior year), largely due to a softer start to the summer season and the Group's overall business within the mall based Pacific Sunwear chain reducing as a percentage of Group sales in the Americas. While the Billabong brand had strong sales growth within Pacific Sunwear, sales of Element declined.

In AUD terms, sales revenue in the Americas increased 15.8% to $604.6 million and EBITDA of $111.9 million was 12.3% higher than the prior year.

Canada and owned operations in South America grew strongly, posting local currency sales revenue increases over the prior year of 44% and 37% respectively.

Europe
Compared with the prior year, sales revenue increased 32.2% to €158.8 million (up from €120.1 million), EBITDA rose 42.8% to €30.2 million (up from €21.1 million) and EBITDA margins lifted to 19.0% (up from 17.6%).

In AUD terms, sales revenue in Europe was $264.7 million, a 31.6% increase and EBITDA showed strong growth of 42.1% to $50.3 million.

Spain, Italy and Germany all recorded strong double digit growth.

Europe's strong 2007 sales revenue and EBITDA result demonstrates continued significant improved business performance and positions the region well for further strong growth.

Review of operations (continued)

Net Interest Expense

Net interest expense growth of 133.5% was driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

Depreciation and Amortisation Expense

Depreciation and amortisation expense growth of 39.3% was principally driven by both acquisitions and retail store expansion.

Income Tax Expense

The income tax expense for the financial year is $54.2 million (2006: $67.3 million), an effective tax rate of 24.4% (2006: 31.6%).

The following items have had a significant impact in determining the current period's tax expense for the Group:

(a) Intra-group royalties – as part of an ongoing comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process has commenced with the French Taxation Authority (FTA) in France. To date this process has resulted in an income tax benefit of $10.8 million (2006: Nil). Of the total tax benefit, $7.5 million relates to the current financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) relates to the prior financial year;

(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis has resulted in a non-recurring benefit of $4.5 million (2006: Nil). This benefit has been fully recognised in the full financial report.

Excluding all non-recurring ($4.5 million) and prior year ($3.3 million) taxation benefits mentioned above, the Group's effective tax rate would be 28.0% for the financial year ended 30 June 2007.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure

Working capital (including factored receivables) at $297.0 million increased 12.5% for the period compared to revenue growth of 20.1%. Cash flow from operations of $91.2 million represents an 18.0% decrease over the prior year period driven entirely by the timing of income tax payments. Net cash receipts of $197.6 million are 17.1% higher than the prior year period.

Capital expenditure of $73.5 million or 6.0% of sales was in accordance with expectations and includes the acquisition of Billabong's licensees in Singapore and Malaysia and general investment in owned retail globally, including the 19 store Amazon acquisition in New Zealand.

Net debt increased to $254.1 million, but is still relatively low at a debt to equity ratio of 33.4% and interest cover of 12.5 times.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

On 29 June 2007, the Group announced that it had reached in-principle agreement to acquire its licensed business in South Africa, effective 1 July 2007. The purchase is subject to a number of conditions precedent (including South African Reserve Bank and anti-trust approvals) and is expected to be completed on or around 31 August 2007. The business comprises a wholesale distribution channel and small-scale manufacturing facilities. The operating results and certain assets and certain liabilities of the business will be consolidated from 1 July 2007, therefore the financial effects of the transaction have not been brought to account at 30 June 2007.

Under the terms of the shareholders' agreement, GSM (Operations) Pty Ltd acquired the remaining 40% of Beach Culture International Pty Limited (ACN 115 966 080), effective 18 July 2007. Therefore the financial effects of the transaction have not been brought to account at 30 June 2007.

Other than those items mentioned above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Group, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Review of operations (continued)

Likely developments and expected results of operations
The Group is well positioned to maintain its growth profile and, in the absence of any unforeseen exceptional circumstances, the outlook for 2008 is for strong growth in Europe and continued good growth in the USA and Australasia. The Group expects to achieve 15% earnings per share growth in the 2007-08 financial year in constant currency terms.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation
The Group, while not subject to any significant environmental regulation or mandatory emissions reporting, is voluntarily measuring its carbon emissions using the *World Resources Institute (WRI) Greenhouse Gas Protocol - Corporate Accounting and Reporting Standard* and the *Australian Greenhouse Office Factors and Methods Workbook*. Additionally, the Group outsources the manufacture of more than 98% of its product and therefore much of its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet.

Information on Directors

TED KUNKEL *(Non-Executive Chairman)*

Experience and expertise
Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience. Appointed Non-Executive Director on 19 February 2001.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chairman of the Board and Nominations Committee and member of Human Resource and Remuneration and Audit Committees.

Interests in shares and options
94,466 ordinary shares in Billabong International Limited.

DEREK O'NEILL *(Executive Director)*

Experience and expertise
Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France. Appointed Executive Director on 5 March 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chief Executive Officer.

Interests in shares and options
926,621 ordinary shares in Billabong International Limited.
154,619 share rights in Billabong International Limited.

Information on Directors (continued)

MARGARET JACKSON AC *(Non-Executive Director)*

Experience and expertise
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited and Pacific Dunlop Limited. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Australia and New Zealand Banking Group Limited, since 22 March 1994.
Qantas Airways Limited, since 1 July 1992.
Florey Neuroscience Institutes, since 2 July 2007.
FlexiGroup Limited, since 20 November 2006.

Former directorships in last 3 years
Southcorp Limited, from 28 August 2004 to 26 April 2005.
John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004.

Special responsibilities
Chairman of Human Resource and Remuneration Committee and member of Nominations and Audit Committees.

Interests in shares and options
228,656 ordinary shares in Billabong International Limited.

ALLAN MCDONALD *(Non-Executive Director)*

Experience and expertise
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Babcock & Brown Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), since 19 February 2005.
Multiplex Limited, since 22 October 2003.
Multiplex Property Trust (Director of responsible entity, Multiplex Funds Management Limited), since 22 October 2003.
Ross Human Directions Limited, since 3 April 2000.

Former directorships in last 3 years
Australian Leisure and Hospitality Group Limited, from 31 October 2003 to 16 November 2004.
Brambles Industries Limited, from 26 March 1981 to 11 November 2005.
DCA Group Ltd, from 19 May 1988 to 13 December 2006.

Special responsibilities
Chairman of Audit Committee and member of Nominations and Human Resource and Remuneration Committees.

Interests in shares and options
122,500 ordinary shares in Billabong International Limited.

Information on Directors (continued)

GORDON MERCHANT *(Non-Executive Director)*

Experience and expertise
Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Plantic Technologies Limited, since 12 April 2005.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
31,280,444 ordinary shares in Billabong International Limited.

PAUL NAUDE *(Executive Director)*

Experience and expertise
Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management. Appointed Executive Director on 14 November 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
General Manager, Billabong USA.

Interests in shares and options
1,866,179 ordinary shares in Billabong International Limited.
152,413 share rights in Billabong International Limited.

COLETTE PAULL *(Non-Executive Director)*

Experience and expertise
Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
2,515,867 ordinary shares in Billabong International Limited.

Information on Directors (continued)

Company Secretary
The Company Secretary is Ms Maria Manning B.Bus (Acc), CPA and FCIS. Ms Manning was appointed to the position of Company Secretary in April 2006. She has over 16 years experience as a Company Secretary of publicly listed companies in Australia.

Meetings of Directors
The numbers of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2007, and the numbers of meetings attended by each Director were:

	Billabong International Limited Board								Human Resource and Remuneration Committee	
	Scheduled Meetings		Unscheduled Meetings		Audit Committee		Nominations Committee			
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	10	10	1	1	3	3	3	3	5	5
D. O'Neill	10	10	---	---	*	*	*	*	*	*
M.A. Jackson	10	10	1	1	3	2	3	3	5	5
F.A. McDonald	10	10	1	1	3	3	3	3	5	5
G.S. Merchant	10	10	1	1	3	3	3	3	5	5
P. Naude	10	10	---	---	*	*	*	*	*	*
C. Paull	10	10	1	1	3	3	3	3	5	5
G.M. Pemberton **	7	7	1	1	3	3	1	1	4	4

* Not a member of the relevant Committee.
** Resigned 23 February 2007.

Remuneration report

The remuneration report is set out under the following main headings:
A Principles used to determine the nature and amount of remuneration;
B Details of remuneration;
C Service agreements;
D Share-based compensation; and
E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- performance linkage / alignment of executive compensation;
- transparency; and
- capital management.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (audited) (continued)

In consultation with external remuneration consultants, the Group has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, delivering satisfactory return on assets as well as focusing the executive on key non-financial drivers of value; and
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to growth in shareholder wealth;
- provides a clear structure for earning rewards; and
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As key management personnel gain seniority within the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The Board has established a Human Resource and Remuneration Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for Executive Directors, other senior management and Non-Executive Directors. The Corporate Governance Statement provides further information on the role of this Committee.

Non-Executive Directors

Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits (other than statutory superannuation payments).

Non-Executive Directors' fees

The maximum aggregate remuneration pool was approved by members on 21 October 2005. The maximum currently stands at $1,200,000. The Chairman's remuneration is inclusive of Committee fees while Non-Executive Directors who chair a Committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit.

Executive pay

The executive pay and reward framework has four components:

- base pay and benefits;
- short-term performance incentives;
- long-term performance incentives through participation in the Billabong Executive Incentive Option Plan and the Billabong Executive Performance Share Plan; and
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay

Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Group operates. In certain circumstances, additional benefits (e.g. travel, accommodation, etc) may also be provided.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (audited) (continued)

Short-term performance incentives
Short-term performance incentives (STIs) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPIs) and other personal objectives); and
- A component of the STI is linked to the financial performance of the Group or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STIs are linked to individual performance (based on similar factors to those for high level key management personnel). All bonuses are paid in early September of the following financial year. Using a profit target and personal performance KPIs, the Group ensures variable reward is only available when value has been created for shareholders.

The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

The STI target annual payment is reviewed annually.

Long-term performance incentives
Information on both the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan is set out below:

Billabong Executive Incentive Option Plan
The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Billabong Executive Performance Share Plan
The establishment of the Billabong Executive Performance Share Plan was approved by shareholders at the 2004 Annual General Meeting.

Under the plan the Company has awarded the following equity based rights:

- Performance shares; and
- Conditional rights.

Rights under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period.

For awards made in the 2005, 2006 and 2007 financial years the Directors determined that the appropriate performance hurdle is compound Earnings Per Share ("EPS") growth of the consolidated entity relative to EPS in the 2004, 2005 and 2006 financial years respectively. The performance period for all awards is three years, commencing 1 July 2004 for the 2005 awards, 1 July 2005 for the 2006 awards and 1 July 2006 for the 2007 awards. The extent to which the rights vest is dependant upon the level of compound EPS growth, the minimum being 12.5% (50% of award vesting) and the maximum greater than 20% (100% of award vesting) for the 2005 and 2006 awards and 12.5% and 17.5% respectively for the 2007 award.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (audited) (continued)

Performance shares
An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).

Conditional rights
An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

The fair value of the rights awarded is recognised in the statement of financial performance over the period during which the rights vest and employees become unconditionally entitled to the shares. Award, vesting and exercises under the plan are made for no consideration.

B Details of remuneration (audited)

Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of the Group are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term performance incentives* above.

Billabong International Limited, the Company, does not remunerate any of the Directors or key management personnel, rather the Directors and key management personnel are remunerated via subsidiaries of the Company, hence separate remuneration disclosure for the Company is not required.

The key management personnel of the Group are the Directors of the Group and certain executives that either report directly to the Chief Executive Officer or the General Manager of Billabong USA. This includes the five (5) Group executives who received the highest remuneration for the year ended 30 June 2007. The executives are:

- P. Casey – *Group General Manager, Operations*
- F. Fogliato – *General Manager, Billabong Europe*
- S. North – *General Manager, Billabong Australasia*
- J. Schillereff – *President, Element Skateboards Inc.*
- C. White – *Chief Financial Officer*

Remuneration report (continued)

B Details of remuneration (audited) (continued)

Key management personnel of the Group

2007	Short-term employee benefits			Post-employment benefits	Long-term benefits			
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
Executive Directors								
D. O'Neill *Chief Executive Officer*	969	860	3	13	---	5	547	2,397
P. Naude *General Manager Billabong USA*	876	893	18	4	---	5	541	2,337
Non-Executive Directors								
E.T. Kunkel *Chairman*	225	---	2	13	---	---	---	240
M.A. Jackson	100	---	2	9	---	---	---	111
F.A. McDonald	125	---	2	11	---	---	---	138
G.S. Merchant	100	---	2	9	---	---	---	111
C. Paull	100	---	2	9	---	---	---	111
G.M. Pemberton *	67	---	1	6	---	---	---	74
Other Key Management Personnel								
P. Casey ^	458	260	2	13	19	5	210	967
F. Fogliato ** ^	400	325	26	---	---	---	153	904
S. North ^	500	250	4	13	22	---	210	999
J. Schillereff ^	521	217	18	3	---	---	84	843
C. White ^	571	414	2	13	---	---	290	1,290

* From 1 July 2006 to 23 February 2007.

** Key management personnel from 1 July 2006.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001*.

Remuneration report (continued)

B Details of remuneration (audited) (continued)

2006	Short-term employee benefits			Post-employment benefits	Long-term benefits			
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
<u>Executive Directors</u>								
D. O'Neill *Chief Executive Officer*	900	860	5	12	---	16	354	2,147
P. Naude *General Manager Billabong USA*	863	947	15	6	---	16	354	2,201
<u>Non-Executive Directors</u>								
E.T. Kunkel *Chairman*	225	---	2	11	---	---	---	238
M.A. Jackson	100	---	2	9	---	---	---	111
F.A. McDonald	125	---	2	9	---	---	---	136
G.S. Merchant	100	---	2	9	---	---	---	111
C. Paull	100	---	2	9	---	---	---	111
G.M. Pemberton	100	---	---	9	---	---	---	109
<u>Other Key Management Personnel</u>								
P. Casey ^ *	434	419	5	6	61	16	117	1,058
S. North ^	440	110	5	12	45	---	117	729
R. Sanders ^	423	115	15	6	---	8	52	619
J. Schillereff ^	516	338	16	4	---	---	52	926
C. White ^	540	270	1	12	---	---	174	997

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001*.

* Appointed to the position of Global Operations Manager on 1 January 2006, previously the General Manager, Billabong Europe. Amounts shown above include all remuneration during the 30 June 2006 reporting period. The cash bonus includes $150k relating to his role as General Manager, Billabong Europe for the six months to 31 December 2005, $110k relating to his role as Global Operations Manager for the six months to 30 June 2006 and a one-off $150k transfer allowance.

Remuneration report (continued)

B Details of remuneration (audited) (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		**At risk – Short Term Incentives**		**At risk – Long Term Incentives**	
Name	**2007**	2006	**2007**	2006	**2007**	2006
Executive Directors						
D. O'Neill *Chief Executive Officer*	41%	43%	36%	40%	23%	17%
P. Naude *General Manager Billabong USA*	38%	40%	38%	43%	24%	17%
Non-Executive Directors						
E.T. Kunkel *Chairman*	100%	100%	---	---	---	---
M.A. Jackson	100%	100%	---	---	---	---
F.A. McDonald	100%	100%	---	---	---	---
G.S. Merchant	100%	100%	---	---	---	---
C. Paull	100%	100%	---	---	---	---
G.M. Pemberton *	100%	100%	---	---	---	---
Other Key Management Personnel						
P. Casey	51%	48%	27%	40%	22%	12%
F. Fogliato **	47%	---	36%	---	17%	---
S. North	54%	69%	25%	15%	21%	16%
R. Sanders ***	---	72%	---	18%	---	10%
J. Schillereff	64%	58%	26%	36%	10%	6%
C. White	45%	56%	32%	27%	23%	17%

* From 1 July 2006 to 23 February 2007.

** Key management personnel from 1 July 2006.

*** Not one of the 5 highest paid executives of the Group for 2007 under the *Corporations Act 2001* and not considered key management personnel.

C Service agreements (audited)

Remuneration and other terms of employment for the Chief Executive Officer and Chief Financial Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan. Other major provisions of the agreements relating to remuneration are set out below.

Remuneration report (continued)

C Service agreements (audited) (continued)

D. O'Neill, Chief Executive Officer

- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $982k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

P. Naude, General Manager, Billabong USA

- Term of agreement – three years ending 31 December 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $880k (USD$689k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the greater of base salary through the remainder of the term or 1.5 annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – upon expiration of the agreement on 31 December 2007 – 30 days.

P. Casey, Group General Manager, Operations

- Term of agreement – Open, commencing 3 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $471k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

F. Fogliato, General Manager, Billabong Europe

- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $400k (€240k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary plus the average of the short term bonus over the previous two years.
- Period of notice to be given by employee – three months.

S. North, General Manager, Billabong Australasia

- Term of agreement – Open, commencing 11 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $513k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

J. Schillereff, President, Element Skateboards Inc

- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $524k (USD$410k) to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to annual base salary plus performance bonus for the year of termination.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer

- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2007 of $584k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

Remuneration report (continued)

D Share-based compensation (audited)

Billabong Executive Incentive Option Plan
There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the key management personnel of the Group as part of their remuneration.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable		
25 Oct 01	25 Oct 06	$7.42	$2.26	33% after 25 Oct 03;	33% after 25 Oct 04;	33% after 25 Oct 05
23 Aug 02	23 Aug 07	$8.10	$2.93	33% after 23 Aug 04;	33% after 23 Aug 05;	33% after 23 Aug 06

Options are granted under the Billabong Executive Incentive Option Plan which was approved by special resolution at the 4 July 2000 Annual General Meeting. Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors). Options are not exercisable unless personal and financial performance criteria are met.

Billabong Executive Performance Share Plan
Details of equity instruments, comprising either performance shares or conditional rights (collectively "rights"), provided as remuneration to each Director of the Company and key management personnel of the Group are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Rights under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period.

For awards made in the 2005, 2006 and 2007 financial years the Directors determined that the appropriate performance hurdle is compound Earnings Per Share ("EPS") growth of the consolidated entity relative to EPS in the 2004, 2005 and 2006 financial years respectively. The performance period for all awards is three years, commencing 1 July 2004 for the 2005 awards, 1 July 2005 for the 2006 awards and 1 July 2006 for the 2007 awards. The extent to which the rights vest is dependant upon the level of compound EPS growth, the minimum being 12.5% (50% of award vesting) and the maximum greater than 20% (100% of award vesting) for the 2005 and 2006 awards and 12.5% and 17.5% respectively for the 2007 award.

	Number of rights awarded during the year		**Number of rights vested during the year**	
Name	**2007**	2006	**2007**	2006
Directors of Billabong International Limited				
D. O'Neill	44,123	45,496	---	---
P. Naude	41,917	45,496	---	---
Other key management personnel of the Group				
P. Casey	20,907	22,242	---	---
F. Fogliato	18,101	15,165	---	---
S. North	20,907	22,242	---	---
R. Sanders *	---	7,810	---	---
J. Schillereff	7,202	7,810	---	---
C. White	26,148	27,297	---	---

* Not one of the 5 highest paid executives of the Group for 2007 under the *Corporations Act 2001* and not considered key management personnel.

The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2007 was $14.76 per right (2006: $13.18). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

Remuneration report (continued)

D Share-based compensation (audited) (continued)

Shares provided on exercise of remuneration options
Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each Director of Billabong International Limited and other key management personnel of the Group are set out below.

Name	Amount paid per share	Number of ordinary shares issued on exercise of options during the year	
		2007	2006
Directors of Billabong International Limited			
D. O'Neill	$4.90	---	13,606
D. O'Neill	$8.10	8,334	8,333
P. Naude	$8.10	8,334	8,333
Other key management personnel of the Group			
P. Casey	$4.90	---	8,164
P. Casey	$8.10	8,334	8,333
S. North	$4.90	---	17,008
R. Sanders *	$8.10	---	4,000
J. Schillereff	$4.90	---	32,655

* Not one of the 5 highest paid executives of the Group for 2007 under the *Corporations Act 2001* and not considered key management personnel.

No amounts are unpaid on any shares issued on the exercise of options.

E Additional information (unaudited)

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance
The overall level of executive reward takes into account the performance of the Group over a number of years. Over the past five years, the Group's profit from ordinary activities after income tax has grown at a compound rate of 20.1% per annum, and shareholder wealth has grown at a compound rate of 18.9% per annum, assuming all dividends are re-invested back into Billabong shares on the payment date. During the same period, executive remuneration has grown at a compound rate of 11.3% per annum.

Details of remuneration: cash bonuses and options
For each cash bonus included in the tables under section B *Details of remuneration*, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met is set out below. There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the other key management personnel of the Group as part of their remuneration. Refer to section *D Share-based compensation* for rights awarded to Directors and key management personnel during the financial year under the Billabong Executive Performance Share Plan.

Remuneration report (continued)

E Additional information (unaudited) (continued)

Details of cash bonuses, options and performance shares and conditional rights

	Cash bonus		Options			Performance shares and conditional rights			
Name	Earned or Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Year granted	Financial years in which may vest	Minimum total value of grant yet to vest $'000	Maximum total value of grant yet to vest $'000
D. O'Neill	100%	---	2002	33%	---	2007	30 June 2010	Nil	523
						2006	30 June 2009	Nil	342
						2005	30 June 2008	Nil	44
P. Naude	100%	---	2002	33%	---	2007	30 June 2010	Nil	500
						2006	30 June 2009	Nil	342
						2005	30 June 2008	Nil	44
P. Casey	100%	---	2002	33%	---	2007	30 June 2010	Nil	250
						2006	30 June 2009	Nil	167
						2005	30 June 2008	Nil	12
F. Fogliato	100%	---	---	---	---	2007	30 June 2010	Nil	216
						2006	30 June 2009	Nil	114
						2005	30 June 2008	Nil	8
S. North	100%	---	---	---	---	2007	30 June 2010	Nil	250
						2006	30 June 2009	Nil	167
						2005	30 June 2008	Nil	12
J. Schillereff	50%	50%	---	---	---	2007	30 June 2010	Nil	86
						2006	30 June 2009	Nil	59
						2005	30 June 2008	Nil	6
C. White	100%	---	---	---	---	2007	30 June 2010	Nil	312
						2006	30 June 2009	Nil	205
						2005	30 June 2008	Nil	20

There are no options over unissued ordinary shares of Billabong International Limited that will vest in future financial years which relate to the Billabong Executive Incentive Option Plan.

No performance shares and conditional rights have vested or been forfeited during the year ended 30 June 2007.

Shares under option
Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Grant date	Issue price of shares	Expiry date
Options issued pursuant to an Agreement	10,648	11/08/2004	$7.99	10/08/2008
Options issued pursuant to an Agreement	17,581	11/08/2005	$13.69	10/08/2009
Total	**28,229**			

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element Skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Performance shares and conditional rights
Performance shares and conditional rights awarded under the plan at the date of this report are as follows:

Type of right	Balance	Grant date	Performance determination date
Performance Shares	418,862	1 November 2004	30 June 2007
Conditional Rights	73,775	1 November 2004	30 June 2007
Performance Shares	393,350	1 December 2005	30 June 2008
Conditional Rights	69,835	1 December 2005	30 June 2008
Performance Shares	446,439	1 October 2006	30 June 2009
Conditional Rights	77,271	1 October 2006	30 June 2009
Total	**1,479,532**		

Insurance of officers
During the financial year Billabong International Limited paid a premium in respect of a contract insuring the Directors of the Company, the Company Secretary and all executive officers against a liability incurred as such a Director, Secretary or executive officer to the extent permitted by the *Corporations Act 2001*. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services

The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, did not compromise the auditor's independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditors;
- none of the services undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants*.

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms in relation to non-audit services:

	Consolidated
	2007
	$'000
PricewaterhouseCoopers Australian firm:	
International tax consulting together with separate tax advice on acquisitions	1,329
General accounting advice	30
Related practices of PricewaterhouseCoopers Australian firm	596
Total remuneration for non-audit services	1,955

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 22.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

Auditors

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 24 August 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner
PricewaterhouseCoopers

Brisbane, 24 August 2007

Billabong International Limited (referred to hereafter as the Company) is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Group. These policies and practices remain under constant review by the Board and many of them can be accessed on our Corporate website. This statement outlines the Group's main corporate governance practices during the year ended 30 June 2007. Your Directors are pleased to advise that substantial compliance with the recommendations of the Australian Securities Exchange (ASX) Corporate Governance Council has been achieved.

The Board of Directors

The composition and role of the Board are detailed in the corporate governance section of the Company website www.billabongbiz.com. The Directors in office at the date of this statement are:

Name	Position
Ted Kunkel	Non-Executive Chairman
Derek O'Neill	Executive Director and Chief Executive Officer
Margaret Jackson	Non-Executive Director
Allan McDonald	Non-Executive Director
Gordon Merchant	Non-Executive Director
Paul Naude	Executive Director and General Manager, Billabong USA
Colette Paull	Non-Executive Director

During the year Mr Gary Pemberton retired as a Director of the Company effective 23 February 2007. Further details of the members of the Board, including their experience and expertise, is set out in the Directors' Report section of the Full Financial Report.

Composition of the Board

Following the retirement of Mr Pemberton, the Board determined that the number of Directors of the Company be reduced from eight (8) to seven (7) Directors. The Board is comprised of a majority of Non-Executive Directors with five (5) Non-Executive Directors and two (2) Executive Directors. All Directors are required to bring independent judgement to bear in their Board decision making. Non-Executive Directors meet independently of Executive Directors and management at each Board meeting to discuss performance issues and a range of other matters. The Chairman is a Non-Executive Director appointed by the full Board and is required to meet regularly with the Chief Executive Officer (CEO). The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

Non-Executive Directors are not entitled to any bonuses, or incentive payments and do not participate in option-based or other incentive schemes which are available to employees. Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments).

Role of the Board

Directors are responsible to shareholders for the short term and long term performance of the Company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

The primary functions of the Board include responsibility for:

- setting objectives, goals and strategic direction for each of the major business units;
- monitoring financial performance including approving business plans, the annual operating and capital expenditure budgets and financial statements;
- establishing, monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

The full Board currently holds ten (10) scheduled meetings each year, plus strategy meetings and any extraordinary meetings which may be necessary to address any specific matters that may arise. During the financial year the Board met eleven (11) times.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These Committees operate under written charters which set out

their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. As part of the Company's ongoing Corporate Governance review, during the year the Charters of the three Committees were reviewed and amended. All Non-Executive Directors are required to serve on all Board Committees and are chaired by a Non-Executive Director. Matters determined by Committees are submitted to the full Board as recommendations for decision and ratification. Minutes of Committee meetings are tabled at the immediately subsequent Board meeting.

Independent professional advice
Directors and Board Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course.

Performance assessment
The Board undertakes an annual self assessment of the performance of the Board as a whole, its Committees, the Chairman, individual Directors and governance processes that support Board work. Performance of individual Directors is assessed against a range of dimensions including the ability of the Director to consistently create shareholder value, to contribute to the development of strategies and risk identification, to provide clarity of direction to senior management, to listen to the views of fellow Directors and members of management and key third party stakeholders and to provide the time commitment to ensure the discharge of duties and obligations to the Company. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

Director independence
Mr Gordon Merchant is a substantial shareholder of the Company accordingly he is not considered to be independent of the Company based on the ASX guidelines. Mr Merchant is a founder of the Group and the Board considers that it is in the best interests of all shareholders to have a Director with Mr Merchant's industry and business expertise and Company history as a member of the Board.

All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company.

Conflicts of interest
Directors are required to keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict may exist, the Director concerned does not receive the relevant Board papers and is not present at the meeting while the item is considered. Additionally Directors are required to advise the Board of any appointments to other companies and any related party transactions including financial transactions with the Group.

Entities associated with Mr Paul Naude had business dealings with the Company during the year, details of which are disclosed in the financial statements.

Financial reporting
The CEO and Chief Financial Officer (CFO) have made the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

The Board receives monthly reports from management on the financial and operational performance of the Group.

Board Committees

Audit Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to:

- ensure the integrity and reliability of the Company's financial statements and all other financial information published by the Company or released to the market;
- review the scope and results of external and compliance audits;
- assess compliance with applicable legal and regulatory requirements;

- assess the effectiveness of the systems of internal control and risk management;
- review the appointment, remuneration, qualifications, independence and performance of the external auditors and the integrity of the audit process as a whole; and
- monitor and review the nature of non-audit services of external auditors and related fees and ensure it does not adversely impact on auditor independence.

The Audit Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Nominations Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Board of Directors will be the Chairman of the Committee.

The main functions of the Committee are to:

- assess periodically the skill set required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assess the skills currently represented on the Board;
- regularly review and make recommendations to the Board regarding the structure, size and composition of the Board and keep under review the leadership needs of the Company, both executive and non-executive;
- identify suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensure that, on appointment, all Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment including any responsibilities with respect to Board Committees;
- oversee appropriate Board succession planning; and
- establish a process for the review of the performance of individual Directors and the Board as a whole.

When a new Director is to be appointed the Committee reviews the range of skills, experience and expertise of the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

New Directors are provided with a letter of appointment setting out the Company's expectations, their responsibilities, formal induction program which covers the operation of the Board and its Committees and financial, strategic, operations and risk management issues.

The Nominations Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Human Resource and Remuneration Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to assist the Board in establishing remuneration policies and practices which:

- enable the Group to attract and retain Executives and Directors (Executive and Non-Executive) who will create sustainable value for shareholders and other stakeholders;
- fairly and responsibly reward Executives and Directors having regard to the Group's overall strategy and objectives, the performance of the Group, the performance of the Executive and the general market environment; and
- comply with all relevant legislation and regulations including the ASX Listing Rules and Corporations Act.

In particular to:

- review the remuneration for each Executive Director (including base pay, incentive payments, equity awards and retirement or severance benefits), having regard to the Executive remuneration policy and whether in respect of any elements of remuneration any shareholder approvals are required;
- annually appraise the performance of the CEO and provide appropriate Executive development programs;
- review the remuneration (including incentive awards, equity awards and service employment contracts) for the CEO and senior management, to ensure they are consistent with the Executive remuneration policy;
- review non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all cash-based Executive incentive plans;
- review the appropriateness of management succession plan;
- review annually the remuneration trends (including major changes in employee benefit structures, philosophies and practices) across the Group in its various regions; and
- ensure that the Board is aware of all relevant legal requirements regarding disclosure of remuneration.

The Human Resource and Remuneration Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Risk assessment and management

The Board, through the Audit Committee is responsible for ensuring the adequacy of the Company's risk management and compliance framework and system of internal controls and for regularly reviewing its effectiveness.

The Company has a comprehensive Delegation of Authority document which provides clear lines of accountability and authority and is reviewed annually. This document is supported by Local Charts of Authority in each of the Company's operating regions.

The CEO and management team are responsible for promoting a high level of risk awareness across the Company and implementing risk management strategies and reporting to the Board and Audit Committee on developments related to risk and mitigation strategies.

In particular, at the Board and senior management strategy planning sessions held throughout the year, the CEO and management team reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives. Additionally a formal risk assessment process is part of each major capital acquisition with a post acquisition review undertaken within the first eighteen months of major business acquisitions, major capital expenditures or significant business initiatives.

Code of conduct

The Company has adopted a Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct.

Communications with shareholders

The Company communicates to shareholders through the Company's annual report, Annual General Meeting, half-year and full-year results, and Company website. Historical financial information and all other announcements are made available on the website.

The Australian Government recently introduced legislation that allows the receipt of the Company's annual report via a company's website. The Company has aligned itself with this change in legislation which is designed to ensure that shareholders have timely access to annual reports while reducing company costs and ensuring better environmental outcomes.

During periods of particular sensitivity, the Company's policy is to avoid any discussion with shareholders, media, analysts or other market operators for thirty days prior to the close of the half and full-year accounting periods to the time of the half and full-year profit announcements. This policy is subordinate to the ASX requirements of continuous disclosure.

Continuous disclosure and shareholder communication

The Company has a written policy on information disclosure that focuses on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company's securities.

The Company Secretary has been nominated as the person responsible for communication with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed following half-year and full-year results announcements, the materials used in the presentations are released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's website. The Company ensures that if any price sensitive information is inadvertently disclosed, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

Trading in Company securities by Directors and employees

The Company has a detailed securities trading policy which regulates dealings by Directors and employees in shares, options and other securities issued in the Company. A copy of this policy is available on our Corporate website. A summary of the policy is as follows:

- dealings by senior managers, Directors and nominated employees are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full-year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days;
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company's securities;

- where a trade by a Director or associated company is in excess of one million shares or represents more than 10% of that Director's then current securities holding, the Director has the responsibility to notify the Chairperson at least 48 hours prior to engaging in any transaction;
- guidance is given to Directors that transactions in excess of one million shares should not be sold through normal day trading in order to minimise risk to the market price; and
- executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested performance shares and options offered by the Company to the executive.

External auditors
PricewaterhouseCoopers were appointed as the external auditors in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years, and in accordance with that policy a new audit engagement partner was introduced for the year ended 30 June 2007.

The performance of the external auditors is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report and in the notes to the financial statements.

It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee. The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Audit Report.

Ethical compliance
The Company is working towards the application of Social Accountability 8000 (SA8000) compliance among all external factory contractors. SA8000 is a certification standard based on the primary international workplace rights contained within the International Labour Organisation conventions, the Universal Declaration of Human Rights and the UN Convention on the Rights of the Child.

It is the commitment of the Company to ensure that its products, across all divisions, are manufactured to appropriate labour standards.

Billabong International Limited

ABN 17 084 923 946

Contents

:: FINANCIAL REPORT 30 JUNE 2007

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its subsidiaries. The financial report is presented in Australian currency.

Billabong International Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads QLD 4220

A description of the nature of the consolidated entity's operations and its principal activities is included in the Directors' report on pages 2 - 5, which is not part of this financial report.

The financial report was authorised for issue by the Directors on 24 August 2007. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available on our Corporate website: www.billabongbiz.com

		Consolidated		Parent entity	
	Notes	**2007 $'000**	2006 $'000	**2007 $'000**	2006 $'000
Revenue from continuing operations	5	1,230,513	1,027,832	208,833	134,039
Cost of goods sold	7	(570,979)	(476,309)	---	---
Other income	6	671	175	443	14
Selling, general and administrative expenses	7	(355,483)	(282,758)	(763)	(950)
Other expenses	7	(63,422)	(46,926)	---	---
Finance costs	7	(19,486)	(9,069)	(9,893)	(4,060)
Profit before income tax		221,814	212,945	198,620	129,043
Income tax (expense)/benefit	8	(54,207)	(67,286)	5,980	(903)
Profit for the year		167,607	145,659	204,600	128,140
(Profit)/Loss attributable to minority interest		(359)	230	---	---
Profit attributable to members of Billabong International Limited		167,248	145,889	204,600	128,140

Earnings per share for profit attributable to the ordinary equity holders of the Company		Cents	Cents
Basic earnings per share	41	81.2	70.8
Diluted earnings per share	41	80.7	70.5

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
ASSETS					
Current assets					
Cash and cash equivalents	9	113,212	67,855	160	269
Trade and other receivables	10	274,369	231,981	12,853	17,867
Inventories	11	171,833	161,982	---	---
Other	12	14,104	12,190	275	154
Total current assets		573,518	474,008	13,288	18,290
Non-current assets					
Receivables	13	12,875	10,767	192,572	147,051
Other financial assets	14	---	---	401,315	259,258
Property, plant and equipment	15	106,991	92,661	---	---
Intangible assets	16	660,104	654,255	---	---
Deferred tax assets	17	35,371	22,645	292	---
Other	18	1,719	3,396	897	---
Total non-current assets		817,060	783,724	595,076	406,309
Total assets		1,390,578	1,257,732	608,364	424,599
LIABILITIES					
Current liabilities					
Trade and other payables	19	152,226	135,403	788	7
Borrowings	20	6,791	6,211	---	---
Current tax liabilities	21	2,420	27,204	2,015	11,125
Provisions	22	10,836	11,930	---	---
Total current liabilities		172,273	180,748	2,803	11,132
Non-current liabilities					
Borrowings	23	360,565	257,353	132,737	50,454
Deferred tax liabilities	24	78,727	90,478	---	---
Provisions and other payables	25	4,575	1,030	---	---
Deferred payment		14,755	16,000	---	---
Total non-current liabilities		458,622	364,861	132,737	50,454
Total liabilities		630,895	545,609	135,540	61,586
Net assets		759,683	712,123	472,824	363,013
EQUITY					
Contributed equity	26	316,174	313,528	316,174	313,528
Treasury shares	27(a)	(19,708)	(11,982)	---	---
Option reserve	27(b)	9,363	4,336	---	---
Other reserves	27(b)	(21,940)	619	---	---
Retained profits	27(c)	473,762	403,949	156,650	49,485
Parent entity interest		757,651	710,450	472,824	363,013
Minority interest		2,032	1,673	---	---
Total equity		759,683	712,123	472,824	363,013

The above balance sheets should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Total equity at the beginning of the financial year		712,123	637,334	363,013	316,114
Adjustment on adoption of AASB 132 and AASB 139, net of tax, to:					
Reserves	27(b)	---	861	---	---
Restated total equity at the beginning of the financial year		712,123	638,195	363,013	316,114
Cash flow hedge reserve movement, net of tax	27(b)	(2,341)	(322)	---	---
Exchange differences on translation of foreign operations	27(b)	(20,218)	11,168	---	---
Net (expense)/income recognised directly in equity		(22,559)	10,846	---	---
Profit for the year		167,607	145,659	204,600	128,140
Total recognised income for the year		145,048	156,505	204,600	128,140
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	26	2,646	3,564	2,646	3,564
Contributions of other equity securities	26	---	53	---	53
Dividends paid	28	(97,435)	(84,858)	(97,435)	(84,858)
Treasury shares purchased by employee share plan trusts	27(a)	(7,726)	(6,219)	---	---
Option reserve in respect of employee share plan	27(b)	5,027	2,980	---	---
Minority interest on acquisition of subsidiary	35	---	1,903	---	---
		(97,488)	(82,577)	(94,789)	(81,241)
Total equity at the end of the financial year		759,683	712,123	472,824	363,013
Total recognised income and expense for the year is attributable to:					
Members of Billabong International Limited		144,689	156,735	204,600	128,140
Minority interest		359	(230)	---	---
		145,048	156,505	204,600	128,140

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		1,185,739	1,075,260	---	---
Payments to suppliers and employees (inclusive of GST)		(988,119)	(906,608)	---	(943)
		197,620	168,652	---	(943)
Dividends received		---	---	51,046	126,858
Interest received		3,547	1,675	16,111	7,181
Other revenue		3,137	2,777	6	14
Finance costs		(17,087)	(8,196)	(10,460)	(4,060)
Income taxes (paid)/refunded		(96,008)	(53,701)	2,560	(392)
Net cash inflow from operating activities	39	91,209	111,207	59,263	128,658
Cash flows from investing activities					
Payments for purchase of subsidiaries and businesses, net of cash acquired	35	(22,604)	(77,457)	(1,349)	(75)
Payments for property, plant and equipment		(39,179)	(61,848)	---	---
Loans to related parties		---	(5,008)	(59,577)	(131,613)
Loans from related parties		---	---	178,466	235,089
Repayment of loans by related parties		---	---	14,060	72,197
Repayment of loans to related parties		---	---	(150,183)	(269,252)
Payments for intangible assets		(12,061)	(4,810)	---	---
Proceeds from sale of property, plant and equipment		382	412	---	---
Net cash outflow from investing activities		(73,462)	(148,711)	(18,583)	(93,654)
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		2,646	3,564	2,646	3,564
Payments for treasury shares held by employee share plan trusts		(7,726)	(6,219)	---	---
Proceeds from borrowings		285,416	215,030	106,035	110,492
Repayment of borrowings		(148,587)	(75,718)	(52,035)	(64,492)
Dividends paid	28	(97,435)	(84,858)	(97,435)	(84,858)
Net cash inflow/(outflow) from financing activities		34,314	51,799	(40,789)	(35,294)
Net increase/(decrease) in cash and cash equivalents		52,061	14,295	(109)	(290)
Cash and cash equivalents at the beginning of the year		67,855	51,022	269	559
Effects of exchange rate changes on cash and cash equivalents		(6,704)	2,538	---	---
Cash and cash equivalents at the end of the year	9	113,212	67,855	160	269

Financing arrangements	23
Non-cash investing and financing activities	40

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Billabong International Limited as an individual entity (the "Company" or "parent entity") and the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

(a) Basis of preparation

The general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Billabong International Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation*.

Early adoption of standards
The Group has elected not to early apply accounting standards that are not applicable to the accounting period ended 30 June 2007.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(b) Principals of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Billabong International Limited as at 30 June 2007 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(h)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Note 1. Summary of significant accounting policies (continued)

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Billabong International Limited. Such investments include both investments in shares issued by the subsidiaries and other parent entity interests that in substance form part of the parent entity's investment in the subsidiaries. These include investments in the form of interest-free loans which have no fixed repayment terms and which have been provided to subsidiaries as an additional source of long term capital. Other amounts advanced on commercial terms and conditions are included in receivables.

(ii) Employee Share Trust
The Group has formed trusts to administer the Group's Executive Performance Share Plan. The trusts are consolidated, as the substance of the relationship is that the trusts are controlled by the Group.

Shares held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust are disclosed as treasury shares and deducted from equity.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Note 1. Summary of significant accounting policies (continued)

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

(i) *Sale of goods*
Revenue from sale of goods is recognised when it can be reliably measured, the significant risks and rewards of ownership have passed to, and the goods been accepted by, the customer and collectibility of the related receivable is probable.

Sales terms determine when risks and rewards are considered to have passed to the customer. Given that sales terms vary between regions and customers the Group recognises some wholesale sales on shipment and others on delivery of goods to the customer, whichever is appropriate. The Group recognises retail sales at the time of sale of the goods to the customer.

(ii) *Interest income*
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income over the discounted period.

(iii) *Royalty income*
Royalty income is recognised as it accrues.

(iv) *Agent commissions*
Revenue earned from sourcing of product on behalf of licensees is recognised net of the cost of the goods, reflecting the sourcing commission only. Sourcing commission is recognised when the goods are provided.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Note 1. Summary of significant accounting policies (continued)

Tax consolidation legislation
Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002.

The head entity, Billabong International Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Billabong International Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 8.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

A deferred tax liability is recognised in relation to a proportion of the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

(g) Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance lease is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 33). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.

(h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Note 1. Summary of significant accounting policies (continued)

Deferred consideration
Where settlement of any part of cash consideration is deferred and recognised as a non-current liability, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade receivables are recognised at the date they are invoiced, initially at fair value and subsequently measured at amortised cost, and are principally on 30 day terms.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement in other expenses.

Other receivables is comprised of amounts receivable under a factoring arrangement and amounts due as a result of transactions outside the normal course of trading.

(l) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value.

(i) *Raw materials*
Cost is determined using the first-in, first-out (FIFO) method and standard costs approximating actual costs.

(ii) *Work in progress and finished goods*
Cost is standard costs approximating actual costs including direct materials, direct labour and an allocation of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts.

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost also includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases.

Note 1. Summary of significant accounting policies (continued)

(m) Investments and other financial assets

Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.

(i) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and an ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

(iii) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Recognition and derecognition
Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category, including interest and dividend income, are presented in the income statement within other income or other expenses in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Note 1. Summary of significant accounting policies (continued)

(n) Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 29. Movements in the hedging reserve in shareholders' equity are shown in note 27(b). The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'finance costs'. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in profit or loss as cost of goods sold in the case of inventory.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. These techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Note 1. Summary of significant accounting policies (continued)

(p) Property, plant and equipment

Land and buildings are shown at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings 20 years
- Owned and leased plant & equipment 3-20 years
- Furniture, fittings and equipment 3-20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(q) Intangible assets

(i) *Goodwill*
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised. Instead goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) *Brands*
Expenditure incurred in developing or enhancing brands is written off against operating profit in the year in which it is incurred. Brands are shown at historical cost.

Brands have a limited legal life, however the Group monitors global expiry dates and renews registrations where required. Brands recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete. Accordingly, the Directors are of the view that brands have an indefinite life.

Brands are tested annually for impairment and carried at cost less accumulated impairment losses.

(iii) *Computer software*
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years). Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Note 1. Summary of significant accounting policies (continued)

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Provisions

Provisions for restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(v) Employee benefits

(i) *Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) *Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Note 1. Summary of significant accounting policies (continued)

(iv) *Profit-sharing and bonus plans*
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(x) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(y) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Employee and executive share plans

Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, an employee share scheme and the Billabong Executive Performance Share Plan.

No options have been granted to employees under the Billabong Executive Incentive Option Plan since August 2002 and, as it is intended that the Executive Performance Share Plan replace the Billabong Executive Incentive Option Plan, it is not envisaged that any further options will be granted under this plan. For options already granted under the plan, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefit expense with a corresponding increase in equity when the employees become entitled to the shares.

The fair value of equity instruments granted under the Billabong Executive Performance Share Plan is recognised as an employee benefit expense over the period during which the employees become unconditionally entitled to the instruments. There is a corresponding increase in equity, being recognition of an option reserve. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested. The fair value of equity instruments granted is measured at grant date.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. As the trusts were established by the Company for the benefit of the consolidated entity, through the provision of a component of the consolidated entities executive remuneration, the trusts are consolidated in the consolidated entity.

Note 1. Summary of significant accounting policies (continued)

Current equity based instruments granted under the Billabong Executive Performance Share Plan include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles. Through contributions to the trusts the consolidated entity purchases shares of the Company on market to underpin performance shares and conditional rights issued. The shares are recognised in the balance sheet as treasury shares. Treasury shares are excluded from the weighted average number of shares used as the denominator for determining basic earnings per share and net tangible asset backing per share. The performance shares and conditional rights of the Billabong Executive Performance Share Plan are treated as potential ordinary shares for the purposes of diluted earnings per share.

The Company incurs expenses on behalf of both trusts. These expenses are in relation to administration costs of the trusts and are recorded in the income statement as incurred.

(aa) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

Change in accounting policy
This represents a new accounting policy following the change to AASB 139, however there was no impact on the parent entity or consolidated entity financial statements or the earnings per share disclosed in note 41.

(bb) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(cc) Rounding of amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

Note 1. Summary of significant accounting policies (continued)

(dd) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below:

(i) *AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. AASB 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces AASB 130 *Disclosures in the Financial Statements of Banks and Similar Financial Institutions* and the disclosure requirements in IAS 32 *Financial Instruments: Disclosure and Presentation.* It is applicable to all reporting entities. The amendment to AASB 101 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of AASB 7 and the amendment to AASB 101 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of AASB 101. The Group will apply the standards from annual reporting periods beginning 1 July 2007.

(ii) *AASB-I 10 Interim Financial Reporting and Impairment*
AASB-I 10 applies to annual reporting periods beginning on or after 1 November 2006. It prohibits impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply AASB-I 10 from 1 July 2007 but it is not expected to have any impact on the Group's financial statements.

(iii) *Revised AASB 101 Presentation of Financial Statements*
A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standard early. Application of the revised standard will not have any impact on the Group's financial statements.

(iv) *AASB-I 11 AASB 2 - Group and Treasury Share Transactions and AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11*
AASB-I 11 and AASB 2007-1 are effective for annual reporting periods commencing on or after 1 March 2007. AASB-I 11 addresses whether certain types of share-based payment transactions should be accounted for as equity-settled or as cash settled transactions and specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent. The Group will apply AASB-I 11 from 1 July 2007, but it is not expected to have any impact on the Group's financial statements.

(v) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting for companies generally, as it requires adoption of a "management approach" to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures.

(a) Market risk

Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures. Forward contracts are used to manage foreign exchange risk.

The Group's risk management policy is for each region to hedge up to 90% of forecast foreign denominated inventory purchases for the upcoming season. Further hedges can be executed following receipt of customer orders. All hedges of projected purchases qualify as "highly probable" forecast transactions for hedge accounting purposes.

(b) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Derivative counterparties and cash deposits are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to closeout market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available.

(d) Cash flow interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. In certain circumstances the Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill and indefinite life intangibles
The Group tests annually whether goodwill and indefinite life intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Assumptions used in impairment testing are detailed in note 16.

Note 4. Segment information

(a) Description of segments

The Group is organised on a global basis into the following geographical segments. Each segment's areas of operation are the wholesaling and retailing of surf, skate and snow apparel and accessories.

Australasia
This segment includes Australia, New Zealand, Japan, Singapore, Malaysia and Indonesia.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes France, Germany, England, Spain, Italy, the Netherlands, Belgium and Austria.

Rest of the World
This segment relates to royalty receipts from third party operations.

(b) Primary reporting format – geographical segments

2007	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	353,628	604,567	264,716	---	1,222,911
Other revenue, including interest revenue	2,696	1,305	---	3,601	7,602
Total segment revenue	356,324	605,872	264,716	3,601	1,230,513
Segment result	93,223	111,948	50,310	3,601	259,082
Add/(Less): inter-company royalties and sourcing fees	108,409	(74,371)	(34,038)	---	---
Less: depreciation and amortisation	(5,920)	(9,226)	(6,632)	---	(21,778)
Less: interest (expense)/income (net)	(3,970)	(9,428)	(2,092)	---	(15,490)
Profit before income tax	191,742	18,923	7,548	3,601	221,814
Consolidated profit before income tax					221,814
Less: income tax expense					(54,207)
Consolidated profit for the year					167,607
Segment assets	1,031,315	602,760	183,263	---	1,817,338
Elimination					(426,760)
Total assets					1,390,578
Segment liabilities	43,845	117,946	59,409	---	221,200
Elimination					(252,358)
Unallocated liabilities					662,053
Total liabilities					630,895
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	34,293	29,705	16,836	---	80,834
Impairment of inventories	54	1,250	2,707	---	4,011
Impairment of trade receivables	134	356	2,518	---	3,008

Note 4. Segment information (continued)

2006

	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	295,162	521,946	201,119	---	1,018,227
Other revenue, including interest revenue	2,608	1,245	511	5,241	9,605
Total segment revenue	297,770	523,191	201,630	5,241	1,027,832
Segment result	94,923	99,655	35,399	5,241	235,218
Add/(Less): inter-company royalties and sourcing fees	71,403	(58,630)	(12,773)	---	---
Less: depreciation and amortisation	(4,182)	(7,759)	(3,699)	---	(15,640)
Less: interest (expense)/income (net)	(1,843)	(4,272)	(518)	---	(6,633)
Profit before income tax	160,301	28,994	18,409	5,241	212,945
Consolidated profit before income tax					212,945
Less: income tax expense					(67,286)
Consolidated profit for the year					145,659
Segment assets	768,473	421,844	148,261	---	1,338,578
Elimination					(80,846)
Total assets					1,257,732
Segment liabilities	39,371	101,093	48,159	---	188,623
Elimination					(54,387)
Unallocated liabilities					411,373
Total liabilities					545,609
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	36,787	127,317	15,813	---	179,917
Impairment of inventories	22	540	4,257	---	4,819
Impairment of trade receivables	(313)	1,320	812	---	1,819

(c) Secondary reporting format – business segments

The consolidated entity operates predominately in one business segment being the surf, skate and snow apparel and accessories market.

Note 5. Revenue

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
From continuing operations				
Sales revenue				
Sale of goods	1,222,911	1,018,227	---	---
Royalties	3,601	5,241	---	---
	1,226,512	1,023,468	---	---
Other revenue				
Interest	3,432	2,436	17,079	7,181
Dividends	---	---	51,046	126,858
Other	569	1,928	---	---
Gain on transfer of subsidiaries to consolidated entity	---	---	140,708	---
	4,001	4,364	208,833	134,039
Total revenue	1,230,513	1,027,832	208,833	134,039

Note 6. Other income

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Foreign exchange gains	---	---	443	14
Other	671	175	---	---
	671	175	443	14

Note 7. Expenses

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Profit before income tax includes the following specific expenses:				
Expenses				
Cost of goods sold	570,979	476,309	---	---
Selling, general and administrative expenses	355,483	282,758	763	950
Employee benefits expense (included in the amounts above)	141,834	100,774	---	---
Depreciation				
Buildings	448	258	---	---
Plant and equipment	19,738	13,347	---	---
Plant and equipment under finance lease	1,209	782	---	---
Total depreciation	21,395	14,387	---	---
Amortisation of finite life intangible assets	383	1,253	---	---
Interest and finance charges	19,486	9,069	9,893	4,060
Net loss on disposal of property, plant and equipment	72	88	---	---
Foreign exchange losses	2,987	1,224	---	---
Rental expense relating to operating leases				
Minimum lease payments	30,500	19,080	---	---
Contingent rentals	1,066	4,364	---	---
Sub-leases	---	(108)	---	---
Total rental expense relating to operating leases	31,566	23,336	---	---
Other charges against assets				
Write down of inventories to net realisable value	4,011	4,819	---	---
Bad and doubtful debts – trade debtors	3,008	1,819	---	---

Note 8. Income tax expense

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
(a) Income tax expense/(benefit)				
Current tax	83,930	67,799	787	209
Deferred tax	(22,314)	(30)	(292)	---
Adjustments for current tax of prior periods	(7,409)	(483)	(6,475)	694
	54,207	67,286	(5,980)	903
Deferred income tax (revenue)/expense included in income tax expense/(benefit) comprises:				
Decrease/(increase) in deferred tax assets (note 17)	(15,842)	(9,213)	(292)	---
(Decrease)/increase in deferred tax liabilities (note 24)	(6,472)	9,183	---	---
	(22,314)	(30)	(292)	---
(b) Numerical reconciliation of income tax expense/(benefit) to prima facie tax payable				
Profit from continuing operations before income tax expense	221,814	212,945	198,620	129,043
Tax at the Australian tax rate of 30% (2006 – 30%)	66,544	63,884	59,586	38,713
Tax effect of amounts which are not deductible/ (taxable) in calculating taxable income:				
Net exempt income	(4,912)	(3,268)	(42,542)	---
Non-taxable dividends	---	---	(15,314)	(38,057)
Entertainment	274	---	---	---
Sundry items	(1,659)	---	(1,235)	---
Non-deductible/(taxable) permanent differences	701	223	---	(447)
	60,948	60,839	495	209
Difference in overseas tax rates	1,366	6,930	---	---
Under/(over) provision in prior years	(7,409)	(483)	(6,475)	694
Prior year tax losses previously not recognised	(698)	---	---	---
Income tax expense/(benefit)	54,207	67,286	(5,980)	903
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit but directly debited/(credited) to equity				
Net deferred tax – credited (note 17, 24)	(1,249)	(74)	---	---
	(1,249)	(74)	---	---

(d) Tax consolidation legislation

Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002. The accounting policy in relation to this legislation is set out in note 1(f).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Billabong International Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Billabong International Limited for any current tax payable assumed and are compensated by Billabong International Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Billabong International Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

Note 8. Income tax expense (continued)

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (note 34).

The income tax expense for the financial year is $54.2 million (2006: $67.3 million), an effective tax rate of 24.4% (2006: 31.6%).

The following items have had a significant impact in determining the current period's tax expense for the Group:
(a) Intra-group royalties – as part of an ongoing comprehensive review the Group has made a number of changes to its intra-group royalties. In relation to royalties received from the USA a bilateral Advanced Pricing Agreement (APA) has been entered into with both the Australian Tax Office (ATO) and the United States Internal Revenue Service (US IRS) covering the period 1 July 2005 to 30 June 2010. A similar process has commenced with the French Taxation Authority (FTA) in France. To date this process has resulted in an income tax benefit of $10.8 million (2006: Nil). Of the total tax benefit, $7.5 million relates to the current financial year ($4.8 million in respect of North America; $2.7 million in respect of Europe) and $3.3 million (all in respect of North America) relates to the prior financial year;
(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis has resulted in a non-recurring benefit of $4.5 million (2006: Nil). This benefit has been fully recognised in the full financial report.

Excluding all non-recurring ($4.5 million) and prior year ($3.3 million) taxation benefits mentioned above, the Group's effective tax rate would be 28.0% for the financial year ended 30 June 2007.

Note 9. Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Cash at bank and in hand	70,660	42,231	160	269
Deposits at call	42,552	25,624	---	---
	113,212	67,855	160	269

(a) Cash at bank and on hand
The cash at bank balances are bearing a weighted average interest rate of 5.2% (2006: 2.2%).

(b) Deposits at call
The deposits are bearing a weighted average floating interest rate of 5.3% (2006: 4.6%). These deposits have an average maturity of 17.7 days.

Note 10. Current assets – Trade and other receivables

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Trade receivables	252,023	208,234	---	---
Provision for impairment of receivables	(16,127)	(12,964)	---	---
	235,896	195,270	---	---
Recoverables from controlled entity – tax related	---	---	11,093	17,075
Other receivables	38,473	36,711	1,760	792
	274,369	231,981	12,853	17,867

(a) Impaired trade receivables
The Group recognised a loss of $3.0 million (2006: $1.8 million) in respect of impaired trade receivables during the year ended 30 June 2007. The loss has been included in 'other expenses' in the income statement.

Note 10. Current assets – Trade and other receivables (continued)

(b) Other receivables

This amount includes $30.7 million (2006: $30.2 million) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

(c) Effective interest rates and credit risk

Information concerning the effective interest rate and credit risk of both current and non-current receivables is set out in the non-current receivables note (note 13).

Note 11. Current assets – Inventories

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Raw materials and stores – at cost	1,781	17,611	---	---
Work in progress – at cost	7,321	1,031	---	---
Finished goods				
- at cost	150,528	129,751	---	---
- at net realisable value	12,203	13,589	---	---
	171,833	161,982	---	---

(a) Inventory expense

Inventories recognised as an expense during the year ended 30 June 2007 amounted to $571.0 million (2006: $476.3 million). Write-downs of inventories to net realisable value recognised as an expense during the year ended 30 June 2007 amounted to $4.0 million (2006: $4.8 million). The expense has been included in 'cost of goods sold' in the income statement.

Note 12. Current assets - Other

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Prepayments	13,813	10,927	275	154
Derivative financial assets (note 29)	291	1,263	---	---
	14,104	12,190	275	154

Note 13. Non-current assets - Receivables

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Receivables from controlled entities	---	---	192,568	147,051
Other receivables from other related parties	5,607	5,232	---	---
Other receivables	7,268	5,535	4	---
	12,875	10,767	192,572	147,051

Non-current assets pledged as security

Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

(a) Fair values

	2007		2006	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Other receivables	12,875	12,277	10,767	10,220

The fair values are based on cash flows discounted using a current lending rate.

(b) Interest rate risk

The Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following tables.

2007	**Floating interest rate**	Fixed interest rate: 1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	**Non-interest bearing**	**Total**
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Trade receivables	---	---	---	---	---	---	---	235,896	235,896
Other receivables	5,607	645	650	682	662	33	---	43,069	51,348
Prepayments	---	---	---	---	---	---	---	15,029	15,029
	5,607	645	650	682	662	33	---	293,994	302,273

The weighted average interest rate for interest bearing receivables is 6.7%.

2006	**Floating interest rate**	Fixed interest rate: 1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	**Non-interest bearing**	**Total**
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Trade receivables	---	---	---	---	---	---	---	195,270	195,270
Other receivables	5,003	703	717	756	793	769	40	38,697	47,478
Prepayments	---	---	---	---	---	---	---	13,297	13,297
	5,003	703	717	756	793	769	40	247,264	256,045

The weighted average interest rate for interest bearing receivables is 6.2%.

(c) Credit risk

There is no concentration of credit risk with respect to current and non-current receivables, as the Group has a large number of customers, internationally dispersed. Refer to note 2 for more information on the risk management policy of the Group.

Note 14. Non-current assets – Other financial assets

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Shares in controlled entities at cost (note 36)	---	---	246,428	259,258
Other investments – loans to subsidiaries	---	---	154,887	---
	---	---	401,315	259,258

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Other investments
Represents parent entity interest in subsidiaries as described in note 1(b)(i).

Note 15. Non-current assets – Property, plant and equipment

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2005				
Cost	2,253	58,507	7,052	67,812
Accumulated depreciation	(737)	(26,709)	(1,326)	(28,772)
Net book amount	1,516	31,798	5,726	39,040
Year ended 30 June 2006				
Opening net book amount	1,516	31,798	5,726	39,040
Additions	26,523	35,139	5,634	67,296
Disposals	---	(942)	---	(942)
Depreciation charge	(258)	(13,347)	(782)	(14,387)
Exchange differences	155	985	514	1,654
Closing net book amount	27,936	53,633	11,092	92,661
At 30 June 2006				
Cost	29,020	91,775	13,365	134,160
Accumulated depreciation	(1,084)	(38,142)	(2,273)	(41,499)
Net book amount	27,936	53,633	11,092	92,661

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
Year ended 30 June 2007				
Opening net book amount	27,936	53,633	11,092	92,661
Additions	---	43,050	297	43,347
Disposals	---	(1,674)	---	(1,674)
Depreciation charge	(448)	(19,738)	(1,209)	(21,395)
Exchange differences	(843)	(4,070)	(1,035)	(5,948)
Closing net book amount	26,645	71,201	9,145	106,991
At 30 June 2007				
Cost	28,067	125,352	12,384	165,803
Accumulated depreciation	(1,422)	(54,151)	(3,239)	(58,812)
Net book amount	26,645	71,201	9,145	106,991

Parent
Billabong International Limited does not hold any property, plant and equipment.

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 16. Non-current assets – Intangible assets

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
At 1 July 2005					
Cost	67,977	481,438	---	1,299	550,714
Accumulated amortisation	(10,260)	---	---	(1,299)	(11,559)
Net book amount	57,717	481,438	---	---	539,155
Year ended 30 June 2006					
Opening net book amount	57,717	481,438	---	---	539,155
Additions	34,092	76,476	2,653	2,662	115,883
Amortisation charge	---	---	---	(1,253)	(1,253)
Exchange differences	650	(160)	---	(20)	470
Closing net book amount	92,459	557,754	2,653	1,389	654,255
At 30 June 2006					
Cost	102,666	557,754	2,653	3,961	667,034
Accumulated amortisation	(10,207)	---	---	(2,572)	(12,779)
Net book amount	92,459	557,754	2,653	1,389	654,255

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2007					
Opening net book amount	92,459	557,754	2,653	1,389	654,255
Additions	19,752	1,260	2,686	---	23,698
Amortisation charge	---	---	---	(383)	(383)
Exchange differences	(6,487)	(10,404)	(283)	(292)	(17,466)
Closing net book amount	105,724	548,610	5,056	714	660,104
At 30 June 2007					
Cost	115,939	548,610	5,056	3,613	673,218
Accumulated amortisation	(10,215)	---	---	(2,899)	(13,114)
Net book amount	105,724	548,610	5,056	714	660,104

Amortisation charge of $0.4 million (2006: $1.3 million) has been included in 'other expenses' in the income statement.

Parent
Billabong International Limited does not hold any intangible assets.

(a) Impairment tests for Goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to geographical regions where operations existed at the time goodwill arose.

2007	Australasia $'000	Americas $'000	Europe $'000	Total $'000
Goodwill				
- Billabong	27,004	28,487	8,878	64,369
- Element	---	850	---	850
- Honolua	---	6,380	---	6,380
- Kustom/Palmers	3,746	---	---	3,746
- Nixon	---	23,283	7,096	30,379
	30,750	59,000	15,974	105,724

Note 16. Non-current assets – Intangible assets (continued)

(a) Impairment tests for Goodwill (continued)

2006	Australasia $'000	Americas $'000	Europe $'000	Total $'000
Goodwill				
- Billabong	12,211	27,668	8,878	48,757
- Element	---	850	---	850
- Honolua	---	5,561	---	5,561
- Kustom/Palmers	3,746	---	---	3,746
- Nixon	---	25,301	8,244	33,545
	15,957	59,380	17,122	92,459

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable EBITDA. Further interpretation of AASB 136 and refinement of the Group's policy in relation to impairment testing has resulted in some reclassifications to prior year comparatives for some of the Group's CGUs.

(b) Impairment tests for brands

Brands are allocated to the Group's cash-generating units (CGUs) identified according to individual brands.

2007 $'000	Billabong	Element	Von Zipper	Kustom	Palmers	Honolua	Beach-culture	Nixon	Amazon	Total
Brands	434,497	25,733	1,187	10,540	5,113	4,385	853	65,042	1,260	548,610

2006 $'000	Billabong	Element	Von Zipper	Kustom	Palmers	Honolua	Beach-culture	Nixon	Amazon	Total
Brands	434,373	25,733	1,187	10,540	5,113	4,385	853	75,570	---	557,754

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable EBITDA.

(c) Key assumptions used for value-in-use calculations

Pre-tax cash flow projections for CGUs with allocated goodwill are discounted using a pre-tax discount rate of 11.0%.

Pre-tax cash flow projections for brand CGUs are discounted using a pre-tax discount rate range between 12.0% and 15.0%.

These assumptions have been used for the analysis of each CGU. The discount rates used reflect specific risks relating to the relevant region of operation or the brand and are derived from the Group's weighted average cost of capital.

(d) Indefinite useful life for brands

No amortisation is provided against the carrying value of purchased brands on the basis that these assets are considered to have an indefinite useful life.

Key factors taken into account in assessing the useful life of brands were:

- The brands are well established and have experienced strong sales growth over time; and
- There are currently no legal, technical or commercial obsolescence factors applying to the brands or the products to which they attach which indicate that the life should be considered limited.

Note 17. Non-current assets – Deferred tax assets

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
The deferred tax assets balance comprises temporary differences attributable to:				
Trade and other receivables	3,820	3,774	---	---
Employee benefits	2,175	1,681	---	---
Inventories	2,409	3,609	---	---
Trade and other payables	1,221	976	---	---
Inter-company royalties	15,169	8,682	---	---
Other	9,548	3,433	292	---
Cash flow hedges (note 27)	1,029	490	---	---
Deferred tax assets	35,371	22,645	292	---
Movements:				
Opening balance at 1 July	22,645	11,582	---	---
Credited to the income statement (note 8)	15,842	9,213	292	---
Credited to equity	592	460	---	---
Exchange differences	(3,708)	621	---	---
Acquisition of subsidiary (note 35)	---	769	---	---
Closing balance at 30 June	35,371	22,645	292	---
Deferred tax assets to be recovered after more than 12 months	2,449	1,442	---	---
Deferred tax assets to be recovered within 12 months	32,922	21,203	292	---
	35,371	22,645	292	---

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Prepayments (note 13)	1,216	2,370	897	---
Derivative financial assets (note 29)	503	1,026	---	---
	1,719	3,396	897	---

Note 19. Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Trade payables	136,461	120,551	---	---
Other payables	12,708	13,416	788	7
Derivative financial liabilities (note 29)	3,057	1,436	---	---
	152,226	135,403	788	7

Note 20. Current liabilities – Borrowings

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Secured				
Bank loans	4,456	4,091	---	---
Lease liabilities (note 33)	2,058	1,773	---	---
Other loans	111	170	---	---
Total secured current borrowings	6,625	6,034	---	---
Unsecured				
Bank loans	166	177	---	---
Total unsecured current borrowings	166	177	---	---
Total current borrowings	6,791	6,211	---	---

(a) Bank loans
Bank loans represent term loans with fixed and variable interest rates.

(b) Other loans
Other loans represent term loans with fixed interest rates.

(c) Fair value disclosures
Details of fair value of borrowings for the Group are set out in note 23.

(d) Security
Details of the security relating to each of the secured liabilities and further information on the bank loans are set out in note 23.

(e) Interest rate risk exposure
Details of the Group's exposure to interest rate changes on borrowings are set out in note 23.

Note 21. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Income tax	2,420	27,204	2,015	11,125

Note 22. Current liabilities – Provisions

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Employee benefits	10,836	11,930	---	---

Note 23. Non-current liabilities – Borrowings

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Secured				
Bank loans	27	---	---	---
Cash advance facilities	354,028	248,339	100,000	46,000
Lease liabilities (note 33)	6,407	8,540	---	---
Other loans	20	195	---	---
Total secured non-current borrowings	360,482	257,074	100,000	46,000
Unsecured				
Bank loans	83	279	---	---
Payables to controlled entities	---	---	32,737	4,454
Total unsecured non-current borrowings	83	279	32,737	4,454
Total non-current borrowings	360,565	257,353	132,737	50,454

(a) Bank loans - Secured

Bank loans – secured includes a Japanese Yen term loan at a variable interest rate plus a margin, utilised by the Japanese operation. Refer to current bank loans – secured set out in note 20.

(b) Cash advance facilities

Cash advance facilities comprise multi-currency cash advance facilities and a USD cash advance facility, the former utilised by the Group's major regions and the latter by the North American operation only. The multi-currency facilities enable the Group to borrow in Australian dollars (AUD), either as a cash advance or a bank bill, United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (YEN), New Zealand dollars (NZD) and Canadian dollars (CAD). The multi-currency facilities have rolling 30, 60, 90, 120, 150 and 180 day periods. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered Rate (LIBOR); Bank Bill Swap Rate (BBSY); and Bank Bill Mid Market Settlement Rate (BKBM). The multi-currency facilities may be drawn at any time during the term of the facilities provided the Company or Group does not trigger an event of default. The USD cash advance facility allows USD cash advances for rolling 1, 2, 3, 4, 5 and 6 calendar month periods with interest payable in arrears and calculated as LIBOR plus a margin. The cash advance facilities are due for periodic review and roll-over prior to 31 December 2008.

(c) Other loans

Other loans represent term loans with fixed interest rates.

(d) Assets pledged as security

The cash advance facilities and overdraft facilities of the Group are secured by an equitable mortgage over all assets and undertakings of the consolidated entity. Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default. The other loans are provided by software vendors and are secured against the assets to which the loans relate.

Note 23. Non-current liabilities – Borrowings (continued)

The carrying amounts of assets pledged as security for current and non-current borrowings are:

		Consolidated		Parent entity	
		2007	2006	**2007**	2006
	Notes	**$'000**	$'000	**$'000**	$'000
Current					
Floating charge					
Cash and cash equivalents	9	113,212	67,855	160	269
Trade and other receivables	10	274,369	231,981	12,853	17,867
Other current assets	11, 12	185,937	174,172	275	154
Total current assets pledged as security		573,518	474,008	13,288	18,290
Non-current					
Finance lease					
Plant and equipment	15	9,145	11,092	---	---
First mortgage					
Land and buildings	15	1,273	1,552	---	---
Floating charge					
Receivables	13	12,875	10,767	192,572	147,051
Other non-current assets	14, 15, 16, 17, 18	793,767	760,313	402,504	259,258
		806,642	771,080	595,076	406,309
Total non-current assets pledged as security		817,060	783,724	595,076	406,309
Total assets pledged as security		1,390,578	1,257,732	608,364	424,599

(e) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Credit standby arrangements				
Total facilities				
Bank overdrafts and at-call facilities	26,221	18,603	---	---
Trade finance facilities	45,342	44,845	---	---
Cash advance and other facilities	438,173	323,773	100,000	46,000
	509,736	387,221	100,000	46,000
Used at balance date				
Bank overdrafts and at-call facilities	---	---	---	---
Trade finance facilities	23,827	16,862	---	---
Cash advance and other facilities	354,028	248,339	100,000	46,000
	377,855	265,201	100,000	46,000
Unused at balance date				
Bank overdrafts and at-call facilities	26,221	18,603	---	---
Trade finance facilities	21,515	27,983	---	---
Cash advance and other facilities	84,145	75,434	---	---
	131,881	122,020	---	---
Bank loan facilities				
Total facilities	8,924	11,999	---	---
Used at balance date	4,732	4,547	---	---
Unused at balance date	4,192	7,452	---	---

Note 23. Non-current liabilities – Borrowings (continued)

The bank overdraft facilities may be drawn at any time and may be terminated by the bank at any time by way of written notice. Trade finance facilities, utilised by the Group for the provision of letters of credit to suppliers, may be drawn upon at any time. The trade finance facilities may be terminated by the bank at any time by way of written notice. Subject to no event of default the Group may draw on the cash advance facilities at any time over the term of the facilities.

The current weighted average interest rates are 5.7% on the cash advance facilities, 6.7% on the overdraft and 1.7% on the bank loans (2006: 5.6%, 5.8% and 1.8% respectively).

(f) Interest rate risk exposure
The following table sets out the Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods.

Exposures arise predominately from liabilities bearing variable interest rates as the Group intends to hold fixed rate liabilities to maturity.

2007			Fixed interest rate						
		Floating interest rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	**Total**
	Notes	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank loans (secured)	20, 23	4,327	129	8	8	9	2	---	4,483
Bank loans (unsecured)	20, 23	---	166	83	---	---	---	---	249
Other loans (secured)	20, 23	---	111	20	---	---	---	---	131
Cash advance facilities	23	354,028	---	---	---	---	---	---	354,028
Lease liabilities	20, 23	---	2,058	1,883	1,587	1,502	1,348	87	8,465
Interest rate swaps *	29	(17,739)	---	17,739	---	---	---	---	---
		340,616	2,464	19,733	1,595	1,511	1,350	87	367,356
Weighted average interest rate		5.7%	5.3%	3.8%	5.8%	5.8%	5.9%	5.9%	5.6%

2006			Fixed interest rate						
		Floating interest rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	**Total**
	Notes	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank loans (secured)	20, 23	3,957	134	---	---	---	---	---	4,091
Bank loans (unsecured)	20, 23	---	177	186	93	---	---	---	456
Other loans (secured)	23	---	170	138	34	10	11	2	365
Cash advance facilities	23	248,339	---	---	---	---	---	---	248,339
Lease liabilities	20, 23	---	1,773	2,351	1,724	1,453	1,513	1,499	10,313
Interest rate swaps *	29	(20,610)	---	---	20,610	---	---	---	---
		231,686	2,254	2,675	22,461	1,463	1,524	1,501	263,564
Weighted average interest rate		5.2%	5.1%	5.4%	5.5%	5.8%	5.8%	5.8%	5.5%

* Notional principal amounts.

Note 23. Non-current liabilities – Borrowings (continued)

(g) Fair value

The carrying amounts and fair values of borrowings at balance date are:

	2007		2006	
	Carrying amount $'000	**Fair value $'000**	Carrying amount $'000	Fair value $'000
On-balance sheet				
Bank loans (secured)	4,483	4,483	4,091	4,091
Bank loans (unsecured)	249	249	456	456
Other loans (secured)	131	131	365	365
Cash advance facilities	354,028	354,028	248,339	248,339
Lease liabilities	8,465	7,696	10,313	9,495
	367,356	366,587	263,564	262,746

Fair value is inclusive of costs which would be incurred on settlement of a liability. The fair value of the borrowings on balance sheet is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles. None of the borrowings are traded.

Note 24. Non-current liabilities – Deferred tax liabilities

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
The deferred tax liabilities balance comprises temporary differences attributable to:				
Trade and other receivables	1,140	2,067	---	---
Inter-company royalties	---	9,900	---	---
Depreciation	644	1,054	---	---
Other	5,980	957	---	---
Intangible assets – brands	70,857	75,698	---	---
Cash flow hedges (note 27)	106	802	---	---
Deferred tax liabilities	78,727	90,478	---	---
Movements:				
Opening balance at 1 July	90,478	49,417	---	---
Change on adoption of AASB 132 and AASB 139 (note 1)	---	415	---	---
(Credited)/Charged to the income statement (note 8)	(6,472)	9,183	---	---
(Credited)/Charged to equity	(657)	386	---	---
Exchange differences	(4,622)	1,045	---	---
Acquisition of subsidiary (note 35)	---	30,032	---	---
Closing balance at 30 June	78,727	90,478	---	---
Deferred tax liabilities to be settled after more than 12 months	73,117	77,300	---	---
Deferred tax liabilities to be settled within 12 months	5,610	13,178	---	---
	78,727	90,478	---	---

Note 25. Non-current liabilities – Provisions and other payables

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Employee benefits	2,290	1,030	---	---
Other	2,285	---	---	---
	4,575	1,030	---	---

Note 26. Contributed equity

		Parent entity		Parent entity	
		2007	2006	**2007**	2006
	Notes	**Shares**	Shares		
		'000	'000	**$'000**	$'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	207,419	207,091	313,223	310,577
Other equity securities	(c),(e)	---	---	2,951	2,951
Total contributed equity		207,419	207,091	316,174	313,528

(b) Movements in ordinary share capital:

2006

Date	**Details**	Notes	**Number of shares**	**$'000**
1 July 2005	Opening balance		206,490,853	307,013
9 August 2005	Exercise of Element options	(e)	5,736	36
9 August 2005	Exercise of Element options	(e)	11,458	88
31 August 2005	Exercise of Executive Incentive Option Plan options	(f)	76,515	375
31 August 2005	Exercise of Executive Incentive Option Plan options	(f)	32,664	265
16 September 2005	Exercise of Executive Incentive Option Plan options	(f)	197,632	968
16 September 2005	Exercise of Executive Incentive Option Plan options	(f)	34,999	284
16 September 2005	Exercise of Executive Incentive Option Plan options	(f)	1,833	17
18 November 2005	Exercise of Executive Incentive Option Plan options	(f)	40,821	200
18 November 2005	Exercise of Executive Incentive Option Plan options	(f)	7,540	58
18 November 2005	Exercise of Element options	(e)	15,061	95
18 November 2005	Exercise of Element options	(e)	5,501	44
18 November 2005	Exercise of Executive Incentive Option Plan options	(f)	19,333	157
27 February 2006	Exercise of Executive Incentive Option Plan options	(f)	19,389	95
27 February 2006	Exercise of Executive Incentive Option Plan options	(f)	14,000	113
27 February 2006	Exercise of Executive Incentive Option Plan options	(f)	15,831	149
27 February 2006	Exercise of Element options	(e)	903	6
27 February 2006	Exercise of Element options	(e)	451	3
27 February 2006	Exercise of Element options	(e)	330	3
20 March 2006	Exercise of Executive Incentive Option Plan options	(f)	63,652	312
20 March 2006	Exercise of Executive Incentive Option Plan options	(f)	36,499	296
30 June 2006	Balance		207,091,001	310,577

Note 26. Contributed equity (continued)

2007 Date	Details	Notes	Number of shares	$'000
1 July 2006	Opening balance		207,091,001	310,577
21 July 2006	Exercise of Element options	(e)	825	5
21 July 2006	Exercise of Element options	(e)	413	3
21 July 2006	Exercise of Element options	(e)	301	2
8 August 2006	Exercise of Element options	(e)	13,273	84
8 August 2006	Exercise of Element options	(e)	6,643	51
8 August 2006	Exercise of Element options	(e)	4,846	39
23 August 2006	Exercise of Element options	(e)	451	3
23 August 2006	Exercise of Element options	(e)	657	5
23 August 2006	Exercise of Element options	(e)	180	3
5 September 2006	Exercise of Element options	(e)	7,532	48
5 September 2006	Exercise of Element options	(e)	11,001	88
5 September 2006	Exercise of Executive Incentive Option Plan options	(f)	7,187	53
18 September 2006	Exercise of Executive Incentive Option Plan options	(f)	11,231	83
18 September 2006	Exercise of Executive Incentive Option Plan options	(f)	60,172	488
13 November 2006	Exercise of Executive Incentive Option Plan options	(f)	1,500	14
13 November 2006	Exercise of Executive Incentive Option Plan options	(f)	41,502	336
24 November 2006	Exercise of Executive Incentive Option Plan options	(f)	8,836	83
24 November 2006	Exercise of Executive Incentive Option Plan options	(f)	28,334	230
29 November 2006	Exercise of Executive Incentive Option Plan options	(f)	7,336	69
22 January 2007	Exercise of Element options	(e)	1,142	7
22 January 2007	Exercise of Element options	(e)	1,667	13
22 January 2007	Exercise of Element options	(e)	454	6
13 March 2007	Exercise of Executive Incentive Option Plan options	(f)	32,000	259
23 March 2007	Exercise of Executive Incentive Option Plan options	(f)	56,168	455
23 March 2007	Exercise of Element options	(e)	2,997	41
28 March 2007	Exercise of Executive Incentive Option Plan options	(f)	6,000	49
26 June 2007	Exercise of Element options	(e)	5,494	35
26 June 2007	Exercise of Element options	(e)	8,025	64
26 June 2007	Exercise of Element options	(e)	2,186	30
30 June 2007	Balance		207,419,354	313,223

(c) Movements in other equity securities:

Date	Details	Notes	$'000
1 July 2005	Opening balance		2,898
11 August 2005	Options issued in relation to acquisition	(e)	53
30 June 2006	Balance		2,951
	No options issued		---
30 June 2007	Balance		2,951

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 26. Contributed equity (continued)

(e) Other equity securities

The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share. Each option is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise price	Date of exercise
2006	11 August 2005	5,981	$13.69	10 August 2006
	11 August 2005	11,959	$13.69	10 August 2007
	11 August 2005	5,981	$13.69	10 August 2008
2005	11 August 2004	10,977	$7.99	10 August 2005
	11 August 2004	21,952	$7.99	10 August 2006
	11 August 2004	10,977	$7.99	10 August 2007
2004	10 August 2003	15,032	$6.32	9 August 2004
	10 August 2003	30,066	$6.32	9 August 2005
	10 August 2003	15,032	$6.32	9 August 2006
2003	10 August 2002	15,049	$7.70	9 August 2003
	10 August 2002	30,096	$7.70	9 August 2004
	10 August 2002	15,048	$7.70	9 August 2005

(f) Options – Executive Incentive Option Plan

Information relating to the Billabong Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 42.

(g) Employee Share Plan

Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in note 42.

Note 27. Treasury shares, reserves and retained profits

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
(a) Treasury shares	(19,708)	(11,982)	---	---
Movement:				
Balance 1 July	(11,982)	(5,763)	---	---
Treasury shares held by employee share plan	(7,726)	(6,219)	---	---
Balance 30 June	(19,708)	(11,982)	---	---

Treasury shares are shares in Billabong International Limited that are held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust for the purpose of issuing shares under the Billabong Executive Performance Share Plan (see note 42 for further information).

Date	Details	Number of shares
1 July 2005	Opening balance	510,348
	Acquisition of shares by the employee share plan trusts	470,570
30 June 2006	Balance	980,918
	Acquisition of shares by the employee share plan trusts	522,484
30 June 2007	Balance	1,503,402

Note 27. Treasury shares, reserves and retained profits (continued)

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
(b) Reserves				
Option reserve	9,363	4,336	---	---
Other reserves				
Foreign currency translation reserve	(20,138)	80	---	---
Cash flow hedge reserve	(1,802)	539	---	---
Total other reserves	(21,940)	619	---	---
Total reserves	(12,577)	4,955	---	---

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Movements in reserves:				
Option reserve				
Balance 1 July	4,336	1,356	---	---
Share-based payment expense	5,027	2,980	---	---
Balance 30 June	9,363	4,336	---	---
Foreign currency translation reserve				
Balance 1 July	80	(11,088)	---	---
Currency translation differences arising during the year	(20,218)	11,168	---	---
Balance 30 June	(20,138)	80	---	---
Cash flow hedge reserve				
Balance 1 July	539	---	---	---
Adjustment on adoption of AASB 132 and AASB 139, net of tax (note 29)	---	861	---	---
Revaluation – gross	(6,755)	1,198	---	---
Deferred tax	2,187	(430)	---	---
Transfer to inventory - gross	3,300	(1,787)	---	---
Deferred tax	(1,082)	605	---	---
Effect of exchange rate changes	9	92	---	---
Balance 30 June	(1,802)	539	---	---

(c) Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Balance 1 July	403,949	342,918	49,485	6,203
Net profit for the year	167,248	145,889	204,600	128,140
Dividends (note 28)	(97,435)	(84,858)	(97,435)	(84,858)
Balance 30 June	473,762	403,949	156,650	49,485

Note 27. Treasury shares, reserves and retained profits (continued)

(d) Nature and purpose of reserves

Option reserve
The option reserve is used to record the increase in equity which corresponds to the recognition of an employee benefit expense, relating to the fair value of equity instruments granted under the Billabong Executive Performance Share Plan, over the period during which the employees become unconditionally entitled to the instruments. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested.

Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

Cash flow hedge reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(n). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Note 28. Dividends

	Parent entity	
	2007	2006
	$'000	$'000
(a) Ordinary shares		
2006 final dividend of 23.5 cents per fully paid share paid on 17 October 2006 (2005 final dividend of 20.5 cents per fully paid share paid on 11 October 2005) Fully franked based on tax paid at 30%	48,695	42,404
2007 interim dividend of 23.5 cents per fully paid share paid on 10 April 2007 (2006 interim dividend of 20.5 cents per fully paid share paid on 10 April 2006) Fully franked based on tax paid at 30%	48,740	42,454
Total dividends paid	97,435	84,858
(b) Dividends not recognised at year end		
In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 27.0 cents per fully paid ordinary share (2006: 23.5 cents) fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 16 October 2007 out of retained profits at 30 June 2007, but not recognised as a liability at year end, is	56,003	48,666

(c) Franked dividends

The franked portions of the final dividends recommended after 30 June 2007 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2008.

	Parent entity	
	2007	2006
	$'000	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2006: 30%)	5,053	20,468

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $24.0 million (2006: $20.9 million).

Note 29. Derivative financial instruments

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Current assets					
Forward foreign exchange contracts – cash flow hedges	12	291	1,263	---	---
Total current derivative financial instrument assets		291	1,263	---	---
Non-current assets					
Interest rate swap contracts – cash flow hedges	18	503	1,026	---	---
Total non-current derivative financial instrument assets		503	1,026	---	---
Current liabilities					
Forward foreign exchange contracts – cash flow hedges	19	3,057	1,436	---	---
Total current derivative financial instrument liabilities		3,057	1,436	---	---
Net derivative financial instruments		(2,263)	853	---	---

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 2).

(i) Interest rate swap contract – cash flow hedge

The Group has entered into an interest rate swap contract under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contract is settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. At balance date the notional principal amount of the interest rate swap contract covered 9.3% of outstanding USD denominated cash advances. The contract requires settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Details of the interest rate swap contract outstanding at balance date are set out below:

Notional principal amount	Expiry	Fixed interest rate	90 day bank bill rate at 30 June 2007
$15 million USD (2006 : $15 million USD)	February 2009	3.5%	5.4% (2006: 5.5%)

The gain or loss from re-measuring the hedging instruments at fair value is deferred to equity in the cash flow hedge reserve, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. The ineffective portion is recognised in the income statement immediately.

At balance date the fair value of the interest rate swap contract was USD $0.4 million (2006: USD $0.7 million).

(ii) Forward exchange contracts – cash flow hedges

From time to time and in order to protect against exchange rate movements the Group enters into forward exchange contracts to purchase US dollars, Euro and Australian dollars. The contracts are hedging highly probable forecast purchases for the upcoming season and are timed to mature when major shipments of inventory are scheduled to arrive.

Note 29. Derivative financial instruments (continued)

The cash flows are expected to occur at various dates within one year from the balance date. At balance date, the details of outstanding contracts are:

	Buy USD		Average exchange rate	
	2007	2006	**2007**	2006
	$'000	$'000		
0 – 6 Months				
Sell Euro	33,124	21,250	1.3516	1.2329
Sell AUD	29,600	23,000	0.8023	0.7503
Sell CAD	4,785	4,500	0.8604	0.9000
Sell BRL	750	900	0.4615	0.4200
Sell Yen	1,000	2,083	0.0088	0.0090
6 – 12 Months				
Sell Euro	15,000	16,200	1.3379	1.2754
Sell BRL	650	---	0.4734	---

	Buy Euro		Average exchange rate	
	2007	2006	**2007**	2006
	$'000	$'000		
0 – 6 Months				
Sell USD	---	821	---	0.7777

	Buy AUD		Average exchange rate	
	2007	2006	**2007**	2006
	$'000	$'000		
0 – 6 Months				
Sell NZD	4,000	3,000	0.8849	0.8775
Sell Yen	196	---	0.0111	---
6 – 12 Months				
Sell NZD	500	---	0.8851	---

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the inventory recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $2.8 million (2006: $0.2 million).

(b) Credit risk exposures

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises with amounts receivable from unrealised gains on derivative financial instruments. At balance date $0.8 million (2006: $2.3 million) is receivable (Australian dollar equivalents) for the Group from derivative financial instruments.

The Group undertakes its transactions in foreign exchange and interest rate contracts with recognised financial institutions.

(c) Interest rate risk exposures

Refer to note 23 for the Group's exposure to interest rate risk on interest rate swaps.

Note 29. Derivative financial instruments (continued)

(d) Debtor factoring
American subsidiaries assign a portion of their accounts receivable to a factor under an agreement which continues on an annual basis. The subsidiaries may request advances on the net sales factored at any time before their maturity date. The factor charges a commission on the net sales factored, and interest on any advances at prime rate.

Maximum advances under the factoring agreement are not to exceed 90% of eligible accounts receivable. Obligations due to the factor under the factoring agreement are collateralised by a continuing security interest in the factored receivables of the subsidiaries. At 30 June 2007 management believes all financial covenants had been met.

Note 30. Key management personnel disclosures

(a) Directors
The following persons were Directors of Billabong International Limited during the financial year:

(i) Non-Executive Chairman
E.T. Kunkel

(ii) Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude, General Manager, Billabong USA

(iii) Non-Executive Directors
M.A. Jackson
F.A. McDonald
G.S. Merchant
C. Paull

G.M. Pemberton resigned from the position of Non-Executive Director on 23 February 2007.

(b) Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
P. Casey	Group General Manager, Operations	GSM (Operations) Pty Ltd
F. Fogliato	General Manager, Billabong Europe	GSM Europe Pty Ltd
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

Note 30. Key management personnel disclosures (continued)

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Short-term employee benefits	8,315	7,997	---	---
Long-term employee benefits – long service leave	41	106	---	---
Post-employment benefits	116	114	---	---
Share-based payments	2,050	1,276	---	---
	10,522	9,493	---	---

The Company has taken advantage of the relief provided by *Corporations Regulations* 2M.6.04 and has transferred the detailed remuneration disclosures to the Directors' report. The relevant information can be found in sections A-C of the remuneration report.

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with the terms and conditions of the options, can be found in section D of the remuneration report.

(ii) Options holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2007 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	8,334	---	(8,334)	---	---
P. Naude	8,334	---	(8,334)	---	---
Other key management personnel of the Group					
P. Casey	8,334	---	(8,334)	---	---
F. Fogliato	---	---	---	---	---
S. North	---	---	---	---	---
J. Schillereff	---	---	---	---	---
C. White	---	---	---	---	---

No options are vested and unexercisable at the end of the year.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	30,273	---	(21,939)	8,334	---
P. Naude	16,667	---	(8,333)	8,334	---
Other key management personnel of the Group					
P. Casey	24,831	---	(16,497)	8,334	---
S. North	17,008	---	(17,008)	---	---
R. Sanders	8,000	---	(4,000)	4,000	---
J. Schillereff	32,655	---	(32,655)	---	---
C. White	---	---	---	---	---

No options are vested and unexercisable at the end of the year.

Note 30. Key management personnel disclosures (continued)

(iii) Rights holdings

Details of rights provided as remuneration and shares issued on the vesting of such rights, together with the terms and conditions of the rights, can be found in section D of the remuneration report. The number of rights over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group are set out below.

2007 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	110,496	44,123	---	154,619	---
P. Naude	110,496	41,917	---	152,413	---
Other key management personnel of the Group					
P. Casey	39,957	20,907	---	60,864	---
F. Fogliato	26,969	18,101	---	45,070	---
S. North	39,957	20,907	---	60,864	---
J. Schillereff	16,663	7,202	---	23,865	---
C. White	56,822	26,148	---	82,970	---

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	65,000	45,496	---	110,496	---
P. Naude	65,000	45,496	---	110,496	---
Other key management personnel of the Group					
P. Casey	17,715	22,242	---	39,957	---
S. North	17,715	22,242	---	39,957	---
R. Sanders	8,853	7,810	---	16,663	---
J. Schillereff	8,853	7,810	---	16,663	---
C. White	29,525	27,297	---	56,822	---

Note 30. Key management personnel disclosures (continued)

(iv) Share holdings

The numbers of ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related entities, are set out below.

2007 Name	Balance at the start of the year	Received as remuneration	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	44,466	---	---	50,000	94,466
D. O'Neill	918,287	---	8,334	---	926,621
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	---	122,500
G.S. Merchant	31,280,444	---	---	---	31,280,444
P. Naude	1,857,845	---	8,334	---	1,866,179
C. Paull	1,733,259	---	---	782,608	2,515,867
G.M. Pemberton ^	10,075,966	---	---	(10,075,966)	---
Other key management personnel of the Group					
P. Casey	411,218	---	8,334	(98,133)	321,419
F. Fogliato	118	---	---	---	118
S. North	135,296	---	---	30,000	165,296
J. Schillereff	46,998	---	---	19,639	66,637
C. White	56,840	---	---	---	56,840

^ G.M. Pemberton resigned from the position of Non-Executive Director on 23 February 2007 - details of Mr Pemberton's share holdings subsequent to his resignation are not required to be disclosed.

2006 Name	Balance at the start of the year	Received as remuneration	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	44,466	---	---	---	44,466
D. O'Neill	896,348	---	21,939	---	918,287
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	---	122,500
G.S. Merchant	44,683,444	---	---	(13,403,000)	31,280,444
P. Naude	2,074,512	---	8,333	(225,000)	1,857,845
C. Paull	1,357,651	---	---	375,608	1,733,259
G.M. Pemberton	11,575,966	---	---	(1,500,000)	10,075,966
Other key management personnel of the Group					
P. Casey	583,460	---	16,497	(188,739)	411,218
S. North	118,288	---	17,008	---	135,296
R. Sanders	69,406	---	4,000	(14,000)	59,406
J. Schillereff	37,214	---	32,655	(22,871)	46,998
C. White	56,840	---	---	---	56,840

Note 30. Key management personnel disclosures (continued)

(e) Other transactions with Directors and other key management personnel

Directors of Billabong International Limited

Directors, G.S. Merchant and C. Paull are Directors of Burleigh Heads Holdings Pty Ltd and G.S. Merchant is also a shareholder of Burleigh Heads Holdings Pty Ltd. A contract existed between GSM (Operations) Pty Ltd and Burleigh Heads Holdings Pty Ltd for the rental of a commercial building until 7 February 2006. The contract was based on normal commercial terms and conditions and had been in place for a number of years.

On 8 February 2006 GSM Rocket Australia Pty Ltd entered into a contract with Burleigh Heads Holdings Pty Ltd for the purchase of 1 Billabong Place, Burleigh Heads, Queensland, the Australian and International Headquarters of Billabong International Limited. The contract was based on normal commercial terms and conditions. The purchase price was $20,750,000 which was determined based on an independent valuation.

During 2007 Burleigh Point Limited utilised property of Director P. Naude for use in certain advertising and promotional activities. There was no consideration paid by Burleigh Point Limited to P. Naude for use of the property.

Aggregate amounts of each of the above types of other transactions with Directors and their Director-related entities:

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Amounts recognised as property, plant and equipment				
Purchase of building	---	20,750	---	---
Amounts recognised as expense				
Rent of building	---	1,062	---	---

Key management personnel of the consolidated entity

Mr J. Schillereff was a Director of Element Skate Inc at the time Billabong acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by Billabong for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted in August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June 2007 are as follows:

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 9 Aug 03; 50% after 9 Aug 04; 25% after 9 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 9 Aug 04; 50% after 9 Aug 05; 25% after 9 Aug 06
11 Aug 04	10 Aug 08	$7.99	6,453	$1.26	25% after 10 Aug 05; 50% after 10 Aug 06; 25% after 10 Aug 07
11 Aug 05	10 Aug 09	$13.69	3,516	$2.22	25% after 10 Aug 06; 50% after 10 Aug 07; 25% after 10 Aug 08

Note 31. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
(a) Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	496	424	25	22
Related practices of PricewaterhouseCoopers Australian firm	555	417	---	---
Total remuneration for audit services	1,051	841	25	22
(b) Non-audit services				
Audit-related services				
PricewaterhouseCoopers Australian firm				
Due diligence services	---	472	---	---
General accounting advice	30	52	---	---
Related practices of PricewaterhouseCoopers Australian firm				
Due diligence services	505	211	---	---
General accounting advice	53	---	---	---
AIFRS accounting services	---	58	---	---
Total remuneration for audit-related services	588	793	---	---
Taxation services				
PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	1,329	1,517	---	---
Related practices of PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	38	45	---	---
Total remuneration for taxation services	1,367	1,562	---	---
Total remuneration for non-audit services	1,955	2,355	---	---

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

Note 32. Contingencies

Details and estimates of maximum amounts of contingent liabilities are as follows:

Guarantees
Secured guarantees by the parent entity in respect of bank overdrafts and loans of controlled entities. These guarantees are secured by registered mortgages over the assets and undertakings of the consolidated entity.

Unsecured guarantees by the parent entity in respect of leases of controlled entities for $2.3 million (2006: $4.8 million).

Trade Letters of Credit
The Group had $23.8 million letters of credit in favour of suppliers executed but undrawn as at 30 June 2007 (2006: $16.9 million). The letters of credit related to the purchase of inventory in the 2007-08 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 33. Commitments

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
(a) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	30,376	24,766	---	---
Later than one year but not later than five years	79,597	60,657	---	---
Later than five years	30,063	9,427	---	---
	140,036	94,850	---	---
Representing:				
Non-cancellable operating leases	138,994	93,201	---	---
Future finance charges on finance leases	1,042	1,649	---	---
	140,036	94,850	---	---

(i) Operating leases
The Group leases various offices and warehouses under non-cancellable operating leases. The leases have varying terms, escalating clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	29,980	24,238	---	---
Later than one year but not later than five years	78,952	59,584	---	---
Later than five years	30,062	9,379	---	---
	138,994	93,201	---	---

Note 33. Commitments (continued)

(ii) Finance leases

The Group leases various plant and equipment with a carrying amount of $9.1 million (2006: $11.1 million). Under the terms of a particular lease, the consolidated entity has an option to acquire the leased asset for a specified percentage of its fair value on expiry of the lease. This option lapses in the event the consolidated entity fails to maintain its credit rating at the level prevailing at inception of the lease.

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:				
Within one year	2,471	2,323	---	---
Later than one year but not later than five years	6,951	8,092	---	---
Later than five years	85	1,547	---	---
Minimum lease payments	9,507	11,962	---	---
Future finance charges	(1,042)	(1,649)	---	---
Total lease liabilities recognised as a liability	8,465	10,313	---	---
Representing lease liabilities:				
Current (note 20)	2,058	1,773	---	---
Non-current (note 23)	6,407	8,540	---	---
	8,465	10,313	---	---

The weighted average interest rate implicit in the leases is 5.9% (2006: 5.8%).

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
(b) Contests and Athletes				
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Within one year	13,036	11,055	---	---
Later than one year but not later than five years	13,450	14,500	---	---
Later than five years	---	177	---	---
	26,486	25,732	---	---

(c) Remuneration commitments

Employment contracts for key management personnel do not have a fixed end date and therefore have not been included in the above note.

Note 34. Related party transactions

(a) Parent entities
The ultimate parent entity within the Group is Billabong International Limited.

(b) Subsidiaries
Interests in subsidiaries are set out in note 36.

(c) Key management personnel
Disclosures relating to key management personnel are set out in note 30.

(d) Transactions with related parties

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Dividend revenue				
Subsidiaries	---	---	51,046	126,858

(e) Outstanding balances
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Current receivables (tax funding agreement)				
Wholly-owned tax consolidated entities	---	---	11,093	17,075

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(f) Loans to/from related parties

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Loans to subsidiaries				
Beginning of the year	---	---	144,100	83,392
Loans advanced	---	---	59,577	131,613
Loan repayments received	---	---	(14,060)	(70,905)
Interest charged	---	---	16,551	7,132
Interest received	---	---	(16,551)	(7,132)
End of year	---	---	189,617	144,100
Loans from subsidiaries				
Beginning of the year	---	---	4,454	38,617
Loans advanced	---	---	178,466	235,089
Loan repayments received	---	---	(150,183)	(269,252)
Interest charged	---	---	3,889	2,051
Interest received	---	---	(3,889)	(2,051)
End of year	---	---	32,737	4,454
Loans to other related parties				
Beginning of the year	5,232	---	---	---
Loans advanced	---	5,008	---	---
Interest charged	375	224	---	---
End of year	5,607	5,232	---	---

Note 34. Related party transactions (continued)

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(g) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

The terms and conditions of the tax funding agreement are set out in note 8(d).

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 8.0% (2006: 7.0%).

Outstanding balances are unsecured and are repayable in cash.

Note 35. Business combinations

Purchase consideration

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Outflow of cash to acquire subsidiaries, net of cash acquired				
Cash consideration	---	73,667	1,349	75
Less: Cash balances acquired	---	(3,376)	---	---
Total outflow of cash to acquire subsidiaries, net of cash acquired	---	70,291	1,349	75
Outflow of cash to acquire businesses, net of cash acquired				
Cash consideration	22,613	7,166	---	---
Less: Cash balances acquired	(9)	---	---	---
Total outflow of cash to acquire businesses, net of cash acquired	22,604	7,166	---	---
Total outflow of cash to acquire subsidiaries and businesses, net of cash acquired	22,604	77,457	1,349	75

2007
Amazon Group Limited

(a) Summary of acquisition
On 1 November 2006 Amazon (New Zealand) Pty Ltd (previously Billabong New Zealand Pty Ltd) acquired the assets and certain liabilities of Amazon Group Limited. The acquired business contributed revenues of $19.4 million and net profit after tax of $1.9 million to the Group for the period from 1 November 2006 to 30 June 2007.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	22,380
Direct costs relating to the acquisition	233
Total purchase consideration	22,613
Fair value of net identifiable assets acquired	14,899
Goodwill	7,714

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash and cash equivalents	9	9
Inventory	9,874	9,874
Plant and equipment	3,951	3,951
Prepayments	80	80
Employee entitlements	(147)	(147)
Other liabilities	(68)	(68)
Identifiable intangible asset	---	1,200
Net identifiable assets acquired	13,699	14,899

Note 35. Business combinations (continued)

The acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2006. The one adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Amazon brand name which at acquisition date is considered to have a carrying value of NZD$1.38 million or AUD$1.2 million.

In regards to the Amazon Group Limited acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit after tax for the year ended 30 June 2007 would have been $1,240.4 million and $167.8 million respectively.

Other
Other additions to goodwill during the year relate to a number of small acquisitions, including the Group's licensees in Singapore and Malaysia of $8.1 million.

An additional contingent consideration payment of $3.9 million was made in relation to the 'Honolua Surf Company' business combination which occurred on 1 December 2003.

2006
Nixon Inc.

(a) Summary of acquisition
On 27 January 2006 Billabong USA General Partnership (a partnership between Billabong USA Holdings Pty Ltd and Billabong USA Investments Pty Ltd) acquired 100% of the issued shares of Nixon Inc., a leader in the premium watch and accessories boardsports market. The acquired business contributed revenues of $21.6 million and net profit of $0.5 million to the Group for the period from 27 January 2006 to 30 June 2006.

Details of the fair value of the assets and liabilities acquired and goodwill from the Nixon Inc acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	72,736
Estimated deferred payment	15,109
Direct costs relating to the acquisition	974
Total purchase consideration	88,819
Fair value of net identifiable assets acquired	56,329
Goodwill	32,490

In regards to the Nixon Inc. acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

Note 35. Business combinations (continued)

(b) Assets and liabilities acquired
The fair value of assets and liabilities acquired are based on discounted cash flow models. No acquisition provisions were created. The assets and liabilities arising from the Nixon Inc. acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	3,376	3,376
Trade and other receivables	8,785	8,785
Inventories	5,048	5,048
Other assets	504	504
Deferred tax assets	689	689
Plant and equipment	2,474	2,474
Identifiable intangible assets	---	74,661
Trade and other payables	(9,176)	(9,176)
Deferred tax liabilities	(294)	(30,032)
Net identifiable assets acquired	11,406	56,329

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

Beach Culture International Pty Limited and Pacific Brands Retail Group 1 Inc

(a) Summary of acquisitions
On 24 October 2005 Beach Culture International Pty Limited (formerly BCBT Pty Ltd, ACN 115 966 080) acquired the assets of BeachCo Pty Ltd (formally Beachculture International Pty Ltd, ACN 096 831 622). GSM (Operations) Pty Ltd owns 60% of Beach Culture International Pty Limited (ACN 115 966 080). The acquired business contributed revenues of $10.9 million and net loss after minority interest of $0.3 million to the Group for the period from 24 October 2005 to 30 June 2006.

On 21 November 2005 Billabong Retail Inc. acquired certain assets and was assigned certain leases from Pacific Brands Retail Group 1 Inc., which had been operating Billabong outlet stores under licence. The acquired business contributed revenues of $6.5 million and net loss of $1.4 million to the Group for the period from 21 November 2005 to 30 June 2006.

Details of the aggregated fair value of the assets and liabilities related to the Beach Culture International Pty Ltd and Pacific Brands Retail Group 1 Inc acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	6,752
Direct costs relating to the acquisitions	414
Total purchase consideration	7,166
Fair value of net identifiable assets acquired	7,166

Note 35. Business combinations (continued)

(b) Aggregated assets and liabilities acquired

The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. No acquisition provisions were created. The aggregated assets and liabilities arising from the Beach Culture International Pty Ltd and Pacific Brands Retail Group 1 Inc acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Inventory	4,698	4,698
Plant and equipment	2,432	2,432
Identifiable intangible assets	---	2,299
Deferred tax asset	---	80
Employee entitlements	(268)	(268)
Make good provision	---	(172)
Net identifiable assets acquired pre-minority interests	6,862	9,069
Minority interests		(1,903)
Net identifiable assets acquired post-minority interests		7,166

If all of the acquisitions had occurred on 1 July 2005, consolidated revenue and consolidated profit for the year ended 30 June 2006 would have been $1,072.6 million and $148.0 million respectively.

Note 36. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following significant subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity		Country of Incorporation	Class of shares	Equity Holding **	
				2007 %	2006 %
Amazon (New Zealand) Pty Ltd	*	Australia	Ordinary	100	---
Beach Culture International Pty Ltd		Australia	Ordinary	60	60
Billabong Retail, Inc		USA	Ordinary	100	100
Burleigh Point Canada, Inc		Canada	Ordinary	100	100
Burleigh Point, Ltd		USA	Ordinary	100	100
Element Skateboards, Inc		USA	Ordinary	100	100
GSM (Central Sourcing) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Duranbah) Pty Ltd		Australia	Ordinary	100	100
GSM (Europe) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
GSM (Operations) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Trademarks) Pty Ltd	*	Australia	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Espana Operations Sociedad Limitada		Spain	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
GSM Trading (Singapore) Pty Ltd		Australia	Ordinary	100	---
Honolua Surf International Ltd		USA	Ordinary	100	100
Nixon Europe SARL		France	Ordinary	100	100
Nixon Inc		USA	Ordinary	100	100
Nixon Pacific Pty Ltd		Australia	Ordinary	100	100
Pineapple Trademarks Pty Ltd	*	Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd	*	Australia	Ordinary	100	100
VeeZee, Inc		USA	Ordinary	100	100

* These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission. For further information refer to note 37.

** The proportion of ownership interest is equal to the proportion of voting power held.

Note 37. Deed of cross guarantee

Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd and Amazon (New Zealand) Pty Ltd are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Consolidated income statement and a summary of movements in consolidated retained profits
The above companies represent a 'Closed Group' for the purposes of the Class Order.

Set out below is the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2007 of the Closed Group consisting of Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd and Amazon (New Zealand) Pty Ltd.

Prior year figures set out below represent the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group at that time consisting of the entities Billabong International Limited, GSM (Duranbah) Pty Ltd and GSM (Europe) Pty Ltd.

	2007 $'000	2006 $'000
Income statement		
Revenue from continuing operations	580,674	326,880
Other income	140,772	14
Finance costs	(8,266)	(5,191)
Other expenses	(378,476)	(175,733)
Profit before income tax	334,704	145,970
Income tax expense	(41,730)	(5,805)
Profit for the year	292,974	140,165
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the financial year	145,549	36,747
Profit for the year	292,974	140,165
Dividends provided for or paid	(97,435)	(84,858)
Retained profits at the end of the financial year	341,088	92,054

Note 37. Deed of cross guarantee (continued)

(b) Balance sheet

Set out below is a consolidated balance sheet as at 30 June 2007 and 30 June 2006 of the Closed Group consisting of the entities as named above at each point in time.

	2007 $'000	2006 $'000
ASSETS		
Current assets		
Cash and cash equivalents	59,100	13,826
Trade and other receivables	148,890	77,262
Inventories	73,287	36,947
Other	5,218	2,928
Total current assets	286,495	130,963
Non-current assets		
Receivables	25,020	148,464
Other financial assets	351,027	246,063
Property, plant and equipment	35,113	23,084
Intangible assets	122,924	6,327
Deferred tax assets	4,516	1,610
Other	7,416	---
Total non-current assets	546,016	425,548
Total assets	832,511	556,511
LIABILITIES		
Current liabilities		
Trade and other payables	68,428	50,768
Borrowings	2,221	1,726
Current tax liabilities	1,956	14,040
Provisions	6,173	6,087
Total current liabilities	78,778	72,621
Non-current liabilities		
Borrowings	94,399	75,829
Deferred tax liabilities	4,644	412
Provisions	1,933	418
Other	160	---
Total non-current liabilities	101,136	76,659
Total liabilities	179,914	149,280
Net assets	652,597	407,231
EQUITY		
Contributed equity	316,174	313,528
Reserves	(4,665)	1,649
Retained profits	341,088	92,054
Parent equity interest	652,597	407,231
Minority interest	---	---
Total equity	652,597	407,231

Note 38. Events occurring after the balance sheet date

On 29 June 2007, the Group announced that it had reached in-principle agreement to acquire its licensed business in South Africa, effective 1 July 2007. The purchase is subject to a number of conditions precedent (including South African Reserve Bank and anti-trust approvals) and is expected to be completed on or around 31 August 2007. The business comprises a wholesale distribution channel and small-scale manufacturing facilities. The operating results and certain assets and certain liabilities of the business will be consolidated from 1 July 2007, therefore the financial effects of the transaction have not been brought to account at 30 June 2007.

Under the terms of the shareholders' agreement, GSM (Operations) Pty Ltd acquired the remaining 40% of Beach Culture International Pty Limited (ACN 115 966 080), effective 18 July 2007. Therefore the financial effects of the transaction have not been brought to account at 30 June 2007.

Other than those items mentioned above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Group, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Note 39. Reconciliation of profit for the year to net cash flow from operating activities

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Profit for the year	167,607	145,659	204,600	128,140
Depreciation and amortisation	21,778	15,640	---	---
Share-based payment amortisation expense	5,027	2,980	---	---
Net loss on sale of non-current assets	72	88	---	---
Gain on transfer of subsidiaries to consolidated entity	---	---	(140,708)	---
Net exchange differences	(2,350)	1,906	---	---
Change in operating assets and liabilities, excluding effects from business combinations;				
(Increase)/decrease in trade debtors	(66,681)	(42,397)	---	100
(Increase)/decrease in inventories	(16,960)	(35,034)	---	---
(Increase)/decrease in deferred tax assets	(15,885)	(9,489)	(292)	---
(Increase)/decrease in other operating assets	(4,062)	(3,490)	3,992	(100)
Increase/(decrease) in trade creditors and other operating liabilities	27,505	19,236	781	7
Increase/(decrease) in provision for income taxes payable	(22,769)	4,674	(9,110)	511
Increase/(decrease) in deferred tax liabilities	(7,009)	10,535	---	---
Increase/(decrease) in other provisions	4,936	899	---	---
Net cash inflow from operating activities	91,209	111,207	59,263	128,658

Note 40. Non-cash investing and financing activities

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Acquisition of plant and equipment by means of finance lease	297	5,634	---	---
Acquisition of Element (Options issued) (note 26)	---	53	---	53
	297	5,687	---	53

Note 41. Earnings per share

	Consolidated 2007 Cents	Consolidated 2006 Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	81.2	70.8
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	80.7	70.5

(c) Reconciliations of earnings used in calculating earnings per share

	Consolidated 2007 $'000	Consolidated 2006 $'000
Basic earnings per share		
Profit from continuing operations	167,607	145,659
(Profit)/Loss from continuing operations attributable to minority interests	(359)	230
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earning per share	167,248	145,889
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	167,248	145,889

(d) Weighted average number of shares used as the denominator

	Consolidated 2007 Number	Consolidated 2006 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	205,859,969	205,984,631
Adjustments for calculation of diluted earnings per share:		
Performance shares and conditional rights	1,414,651	895,829
Options	11,122	77,813
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	207,285,742	206,958,273

(e) Information concerning the classification of securities

Rights

Rights granted to employees under the Billabong Executive Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The rights have been excluded in the determination of basic earnings per share. Details relating to the rights are set out in note 42.

Note 42. Share-based payments

(a) Billabong Executive Incentive Option Plan
The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors).

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Set out below are summaries of options granted under the plan.

Consolidated and parent entity – 2007

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
25 October 2001	25 October 2006	$7.42	18,418	---	(18,418)	---	---	---
28 February 2002	28 February 2007	$9.39	17,672	---	(17,672)	---	---	---
23 August 2002	23 August 2007	$8.10	239,510	---	(224,176)	---	15,334	15,334
			275,600	---	(260,266)	---	15,334	15,334
Weighted average exercise price			$8.14	---	$8.14	---	$8.10	$8.10

Consolidated and parent entity – 2006

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
11 August 2000	10 August 2005	$2.60	423	---	---	(423)	---	---
18 June 2001	18 June 2006	$4.90	507,514	---	(398,009)	(109,505)	---	---
25 October 2001	25 October 2006	$7.42	18,418	---	---	---	18,418	18,418
28 February 2002	28 February 2007	$9.39	39,836	---	(17,664)	(4,500)	17,672	17,672
23 August 2002	23 August 2007	$8.10	554,839	---	(137,495)	(177,834)	239,510	70,000
			1,121,030	---	(553,168)	(292,262)	275,600	106,090
Weighted average exercise price			$6.68	---	$5.84	$6.91	$8.14	$8.20

No options were forfeited during the periods covered by the above tables.

Note 42. Share-based payments (continued)

The weighted average share price at the date of exercise of options exercised regularly during the year ended 30 June 2007 was $15.69 (2006: $13.78).

The weighted average remaining contractual life of share options outstanding at the end of the period was 0.15 years (2006: 1.06 years).

(b) Billabong Employee Share Plan
A scheme by which shares may be issued by the Company to employees for no cash consideration was approved by special resolution at the Annual General Meeting of the Company held on 4 July 2000. All permanent employees who are employed at the time of the offer are eligible to participate in the scheme. Employees may elect not to participate in the scheme.

Under the scheme, eligible employees may be offered up to $1,000 worth of fully paid ordinary shares in Billabong International Limited for no cash consideration. Offers under the scheme are at the discretion of the Company.

Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the shares rank equally with other fully paid ordinary shares on issue (see note 26(d)).

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the date of the offer.

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
Shares issued under the plan to participating employees	---	---	---	---

(c) Billabong Executive Performance Share Plan
The establishment of the Billabong Executive Performance Share Plan was approved by shareholders at the 2004 Annual General Meeting. Employees receiving awards under the plan are those of supervisor level and above (including Executive Directors).

The plan is operated under The Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust, both of which commenced in the financial year 2005. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust respectively.

Under the plan the Company has awarded the following equity based rights:
- Performance shares; and
- Conditional rights.

Rights under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period.

For awards made in the 2005, 2006 and 2007 financial years the Directors determined that the appropriate performance hurdle is compound Earnings Per Share ("EPS") growth of the consolidated entity relative to EPS in the 2004, 2005 and 2006 financial years respectively. The performance period for all awards is three years, commencing 1 July 2004 for the 2005 awards, 1 July 2005 for the 2006 awards and 1 July 2006 for the 2007 awards. The extent to which the rights vest is dependant upon the level of compound EPS growth, the minimum being 12.5% (50% of award vesting) and the maximum greater than 20% (100% of award vesting) for the 2005 and 2006 awards and 12.5% and 17.5% respectively for the 2007 award.

Performance shares
An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, for all employees, if the performance shares do not vest, they are forfeited by the employee (for no consideration).

Note 42. Share-based payments (continued)

Conditional rights
An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

The Company provides contributions to the trustees to enable them to purchase shares on market to underpin the rights issued. The fair value of the rights awarded is recognised in the statement of financial performance over the period during which the rights vest and employees become unconditionally entitled to the shares.

Award, vesting and exercises under the plan are made for no consideration.

Set out below is a summary of equity based rights (performance shares and conditional rights) awarded under the plan:

Type of right	Grant date	Performance determination date	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number
Consolidated and parent entity – 2007							
Performance Shares	1 November 2004	30 June 2009	828,880	453,641	---	(23,870)	1,258,651
Conditional Rights	1 November 2004	30 June 2009	143,610	77,271	---	---	220,881
			972,490	530,912	---	(23,870)	1,479,532
Consolidated and parent entity – 2006							
Performance Shares	1 November 2004	30 June 2008	436,573	409,588	---	(17,281)	828,880
Conditional Rights	1 November 2004	30 June 2008	73,775	69,835	---	---	143,610
			510,348	479,423	---	(17,281)	972,490

None of the rights awarded under the plan vested or became exercisable during the year.

The total equity based rights that expired during the year ended 30 June 2007 was 23,870 (2006: 17,281). These expired equity based rights are held pending in the Plan until further awards are made.

Fair value of rights granted
The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2007 was $14.76 per right (2006: $13.18). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted, the expected dividend yield and the expected price volatility of the underlying share.

(d) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefits expense were as follows:

	Consolidated		Parent entity	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Operating costs of the Billabong Executive Performance Share Plan	16	16	---	---
Share-based payment expense	5,027	2,980	---	---
	5,043	2,996	---	---

In the Directors' opinion:

(a) the financial statements and notes set out on pages 29 to 92 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2007 and of their performance, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 9 to 18 of the Directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 37.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast
24 August 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's report to the members of Billabong International Limited

Report on the financial report and AASB 124 remuneration disclosures contained in the Directors' Report

We have audited the accompanying financial report of Billabong International Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' Declaration for both Billabong International Limited (the Company) and the Billabong International Limited Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the Directors' Report. As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of Directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in pages 9 to 18 of the Directors' Report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the Directors' Report

The Directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements,* that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report comprising the financial statements and notes, complies with International Financial Reporting Standards.

The Directors of the company are also responsible for the remuneration disclosures contained in the Directors' Report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' Report based on our audit.

Independent auditor's report to the members of Billabong International Limited (continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' Report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' Report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report
In our opinion:

(a) the financial report of Billabong International Limited is in accordance with the *Corporations Act 2001*, including:
  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in note 1(a).

Auditor's opinion on the AASB 124 remuneration disclosures contained in the Directors' report
In our opinion the remuneration disclosures that are contained in pages 9 to 18 of the Directors' Report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
24 August 2007

Liability limited by a scheme approved under Professional Standards Legislation

The shareholder information set out below was applicable as at 15 August 2007.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted options	
	Number of share holders	Number of shares	Number of option holders	Number of options
1 – 1,000	12,108	5,341,427	3	973
1,001 – 5,000	5,092	11,504,070	3	8,361
5,001 – 10,000	522	3,761,315	1	8,654
10,001 – 100,000	290	7,539,276	1	10,241
100,001 and over	62	179,275,135	---	---
	18,074	207,421,223	8	28,229

There were 193 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares	
Name	**Number held**	**Percentage of issued shares**
HSBC Custody Nominees (Australia) Ltd	43,648,578	21.04%
Gordon Merchant No. 2 Pty Ltd	29,011,450	13.99%
J P Morgan Nominees Australia Limited	24,681,924	11.90%
ANZ Nominees Limited Cash Income	13,862,067	6.68%
National Nominees Limited	10,566,980	5.09%
Jontex Pty Ltd	10,075,966	4.86%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	6,151,814	2.97%
Citicorp Nominees Pty Limited	4,252,466	2.05%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	3,880,041	1.87%
Queensland Investment Corporation	3,188,187	1.54%
Cogent Nominees Pty Limited	3,149,396	1.52%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	2,556,382	1.23%
GSM Pty Ltd	2,268,994	1.09%
Mr Paul Naude	1,856,179	0.89%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	1,788,079	0.86%
Australian Reward Investment Alliance	1,748,747	0.84%
Mr Michael McAuliffe & Ms Colette Paull	1,565,216	0.75%
Citicorp Nominees Pty Limited <CFS WSLE Industrial Share a/c>	1,440,344	0.69%
Billytoo Pty Ltd <Colette Paull Family a/c>	950,651	0.46%
Citicorp Nominees Pty Ltd	843,303	0.41%
	167,486,764	80.73%

Unquoted Equity Securities		Number on issue	Number of holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares		---	---
Options issued pursuant to an agreement in connection with the acquisition of the American based Element Skateboards Inc. on 4 July 2001:			
Class – BBGAX		10,648	8
Class – BBGAY		17,581	8

The options listed above are the only unquoted equity securities on issue.

The following people hold 20% or more of these securities:

Class – BBGAX	Steve Douglas	3,888
	Paul Schmitt	3,285
Class – BBGAY	Steve Douglas	6,353
	Paul Schmitt	5,369

Substantial Holders
As at 15 August 2007 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below:

Ordinary Shares	Number	Percentage
Gordon Stanley Merchant & Gordon Merchant No. 2 Pty Ltd	33,013,703	15.92%
Commonwealth Bank of Australia	19,533,353	9.42%
The Capital Group Companies Inc.	17,401,672	8.39%
ING	13,170,338	6.35%
ANZ	12,630,204	6.10%
FMR Corp - Fidelity International	10,420,516	5.02%

Voting Rights
The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Options
No voting rights.

Stock Exchange Listing
The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries
Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1 300 552 270
Telephone International:	(+61 3) 9415 4000
Fax:	(+61 7) 3237 2152
Email:	web.queries@computershare.com.au

Change of Address
Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends
Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong International Limited also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report
Due to recent legislation changes the Company has elected to distribute Annual Reports by making them available on the website. Hard copies of the Annual Reports will only be sent to shareholders requesting one.

Tax File Numbers (TFN)
Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings
If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder
Billabong International Limited offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

Registration for this service provides shareholders with an email advice containing a link to www.billabongbiz.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongbiz.com shareholders can view:

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

To register, shareholders should visit the share registry at www.computershare.com and follow these easy steps:

- Click on 'Investor Centre' under the heading 'Securityholders'
- Click on 'Email Address Update'
- Next, enter Billabong International Limited's ASX code, BBG, under the heading Company Code and your personal securityholder information (eg Holder Identification Number (HIN) or Securityholder Reference Number (SRN)) and postcode, then click on 'Submit'.

After the shareholder has entered their email address and selected which publications they wish to receive via email, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'Reply' to confirm their details, then 'Send'.

GROUP OPERATING CENTRES

Australia

GSM (OPERATIONS) PTY LTD
ACN 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

USA

BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

France

GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

Japan

GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

New Zealand

GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
53-55 Paul Matthews Drive
PO Box 302-500
North Harbour
AUCKLAND 1331 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

Canada

BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H45 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

Hong Kong

GSM (CENTRAL SOURCING) PTY LTD
ACN 089 138 732
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok, Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

Brazil

GSM BRASIL LTDA
Incorporated in Brazil
Rua Tenente Alberta Spicciati
200 Barra Funda CEP 01 140 130
Sao Paulo SP BRAZIL
PH: + 55 11 3618 8600
FAX: + 55 11 3618 8636

The Group also has owned operations in Peru, Chile, Indonesia, Malaysia and Singapore.

END